UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM   TO**

Commission File Number 000-27517

GAIA, INC.

(Exact name of Registrant as specified in its Charter)

Colorado		**84-1113527**
(State or other jurisdiction of incorporation or organization)		**(I.R.S. Employer Identification No.)**

833 WEST SOUTH BOULDER ROAD
LOUISVILLE, CO 80027

(Address of principal executive offices, including zip code)

(303) 222-3600

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Trading Symbol(s)**	**Name of Each Exchange on Which Registered**
Class A Common Stock, $0.0001 Par Value	**GAIA**	**NASDAQ Global Market**

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the closing price of the shares of Class A common stock on The NASDAQ Stock Market on June 30, 2024, was $76,810,000. The registrant does not have non-voting common equity.

The number of shares of each of the Registrant's classes of common stock outstanding as of March 7, 2025 was 19,672,638 shares of Class A common stock and 5,400,000 shares of Class B common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates by reference certain portions of the definitive proxy statement for the registrant's 2025 Annual Meeting of Shareholders to be filed with the Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K.

GAIA, INC.

Annual Report on Form 10-K

For the Fiscal Year Ended December 31, 2024

INDEX

		Page Number
PART I		1
Item 1.	Business	1
Item 1A.	Risk Factors	6
Item 1B.	Unresolved Staff Comments	17
Item 1C.	Cybersecurity	17
Item 2.	Properties	17
Item 3.	Legal Proceedings	18
Item 4.	Mine Safety Disclosures	18
PART II		18
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	18
Item 6.	Reserved	19
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	20
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	26
Item 8.	Financial Statements and Supplementary Data	27
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	53
Item 9A.	Controls and Procedures	53
Item 9B.	Other Information	54
Item 9C.	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	54
PART III		54
Item 10.	Directors, Executive Officers and Corporate Governance	54
Item 11.	Executive Compensation	55
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	55
Item 13.	Certain Relationships and Related Transactions, and Director Independence	55
Item 14.	Principal Accountant Fees and Services	55
PART IV		56
Item 15.	Exhibits and Financial Statement Schedules	56
Item 16.	Form 10-K Summary	57
SIGNATURES		58

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PART I

Item 1. Business

Our Business

Gaia, Inc. ("Gaia," "we," "us," "our" or the "Company") operates a global digital video subscription service and community that strives to connect a unique and underserved member base. Our digital content library includes over 10,000 titles and live events, with a growing selection of titles available in Spanish, German and French. Our members have unlimited access to this vast library of inspiring films, cutting edge documentaries, interviews, yoga classes, live events, transformation-related content and more – 90% of which is exclusively available to our members for digital streaming on most internet-connected devices anytime, anywhere, commercial free.

Our mission is to create a transformational network that empowers a global conscious community. Content on our network is currently organized into four primary channels— Yoga, Transformation, Alternative Healing, and Seeking Truth— and delivered directly to our members through our streaming platform. We curate programming for these channels by producing content in our lifestyle campus with a staff of media professionals. This produced and owned content currently comprises approximately 75% of our members' viewing time. We complement our produced and owned content through long-term licensing agreements.

Our Content Channels

From the beginning, we have focused on establishing exclusive rights to unique content through in-house productions, licensing and strategic content acquisitions. Today, our network includes the following channels:

> ***Seeking Truth*** – As an alternative to mainstream media, our Seeking Truth channel provides new and enlightening perspectives for today's changing world. Through thought-provoking questions like "who are we", and topics that include ancient wisdom and metaphysics, we go beyond the boundaries of mainstream media, and encourage our viewers to find empowerment through knowledge and awareness. Through this channel, our members have access to top names in the genre who conduct exclusive interviews and presentations not found anywhere else.

> ***Transformation*** – Through our Transformation channel, we feature a wealth of content in the niche areas of spiritual growth, personal development and expanded consciousness. Our original and licensed content empowers members to live stronger, healthier, more productive and enlightened lives.

> ***Alternative Healing*** – Our Alternative Healing channel features content focused on food and nutrition, holistic healing, alternative and integrative medicines, and longevity. Blending modern science with cutting edge research around neuroplasticity, energy healing, aging, and wellness, this channel fuels our members' pursuit of optimal health.

> ***Yoga*** – Through our Yoga channel, our members enjoy unlimited access to streaming yoga, Eastern arts, and other movement-based classes. Currently, we are one of the world's largest providers of streaming yoga classes. Blending ancient philosophy with anytime, anywhere access through modern technology, our classes on Eastern arts like T'ai Chi, Qigong, Ayurveda and more encourage the holistic integration of body, mind and spirit.

The Streaming Video Market and Gaia

Consumption of streaming video is expanding rapidly as more and more people augment their use of, or replace broadcast television with, streaming video to watch their favorite content on a growing array of digital streaming services. The streaming video market includes various free, ad-supported and subscription service offerings focused on various genres, including films, broadcast and original series, fitness and educational content.

Gaia's position in the streaming video landscape is firmly supported by its wide variety of exclusive and unique content and lifestyle events, which provides a complementary offering to other, mostly entertainment-based, streaming video services. Our original content is developed and produced in-house in our lifestyle campus near Boulder, Colorado. Over 90% of our content is available for streaming exclusively on Gaia to most internet-connected devices. By offering exclusive and unique content over a streaming service, we believe we will be able to significantly expand our target member base. Gaia believes the current size of our potential target market can be defined as approximately 15% of internet users that currently pay for a subscription streaming video service.

Competitive Strengths

We believe that we differentiate ourselves from our competition and have been able to grow our business through the following demonstrated competitive strengths:

Exclusive Content and Ubiquitous Access – We have amassed a library of unique content for which we hold exclusive worldwide streaming distribution rights and have established exclusive relationships with certain key talent in our areas of focus. Over 90% of our titles are available to our members for streaming on most internet-connected devices exclusively on Gaia.

Proprietary and Curated Content – Proprietary and curated content lies at the core of our business model. Our media offerings introduce members to us and help establish Gaia as an authority in the conscious media market. Our in-house produced and owned content comprises approximately 75% of our members' viewing time. Our licensed content has initial terms ranging predominately from 3 to 7.5 years. With the growth in demand for digital rights, we expect that our large library of produced and acquired content combined with our internal production capabilities, live events and community will be a key driver in our ability to grow efficiently and act as a hedge against the rising costs of digital rights.

International Rights – The strength of our proprietary content library created by our original content production strategy and our unique approach to content licensing have provided us with a library of niche content to which we hold exclusive worldwide distribution rights that we believe would be difficult to acquire in today's market. By obtaining these rights, we have created a meaningful barrier to entry for competitors in our content niches and have given ourselves the potential to reach a worldwide member base with no additional licensing costs. Over 98% of our titles are available worldwide.

Unique Member Base – We believe that our unique and exclusive content allows us to cater to a member base that traditional media companies have mostly ignored. We believe this member base can be significantly expanded as more and more people enter our niche categories and begin accessing streaming content over the internet.

Unique Content Strength – We believe that our unique focus, combined with our content exclusivity, positions us as a complementary service to larger streaming video providers who are primarily entertainment driven. In addition, this focus has allowed an opportunity for significant advantages:

- *Seeking Truth* – We offer category-leading talent that enables us to draw the most popular and authentic speakers, authors and experts in the alternative media world.

- *Transformation* – We bring a unique focus to an otherwise crowded field. This channel empowers members through programs about meditation to expand consciousness, develop and understand spirituality in a modern world, and includes other shows on conscious topics that puts Gaia in the center of a rapidly growing market.

- *Alternative Healing* – We offer depth and breadth of content on emerging topics including neuroplasticity, alternative and integrative medicines, holistic healing and longevity. Included in this channel are hundreds of recipes to help our members put their new knowledge into practice in the kitchen.

- *Yoga* – We continue to build on our yoga heritage by expanding the teachers and styles in our vast content library. We understand yoga is more than just a physical practice and have a variety of content focused on the lifestyle and philosophy of yoga, which helps set us apart from other yoga streaming providers.

Growth Drivers

Our core strategy is to grow our subscription business domestically and internationally using the following drivers:

Investment in Streaming Content – We believe that our investment in streaming content leads to more awareness and viewership of our unique content. This leads to member acquisition and revenue growth, allowing us to invest more into our content library and enabling the growth cycle to continue. By investing in our in-house studios, digital asset management system and digital delivery platforms, we can produce and distribute new digital content at low incremental costs. With our end-to-end production capabilities and unique, exclusive relationships with thought leaders in our areas of focus, we believe we can develop content much more efficiently than our competitors.

Continuous Service Improvements – We have found that incremental improvements in our service and quality enhance our member satisfaction and retention. We have built our platform to optimize the speed and performance of streaming video playback, provide a unique and customized site experience for every member and provide the foundation for our expansion into foreign languages. We continue to refine our technology, user interfaces, recommendation algorithms and delivery infrastructure to improve the member experience as the underlying technology continues to evolve.

Overall Adoption and Growth of Internet TV on Every Screen – Domestically, cable TV members have been declining, while the demand for digital content services accessible on various devices has continued to grow. Gaia is accessible on a broad array of devices, including, but not limited to: Apple TV, iPad, iPhone, Android devices, Roku, Amazon Fire, select smart TVs, and Chromecast. Through this accessibility, we believe that we enhance the value of our service to members as well as position ourselves for continued growth as internet and mobile delivery of content continues to become the preferred method for more consumers globally.

International Market Expansion – We believe the international streaming segment represents a significant long-term growth opportunity as people around the world begin to adopt the viewing behaviors of the U.S. market. Our exclusive worldwide streaming rights have allowed us to expand internationally by adding foreign language support to our service without having to invest in local foreign operations. Today, approximately 40% of our members are outside of the United States.

Gaia+ Premium Membership and GaiaSphere – In 2019, we held our inaugural event at the GaiaSphere, a 300-person live event studio located on our campus in Colorado. With the opening of the GaiaSphere, we also launched the Gaia+ premium annual membership to allow for digital access to these exclusive events via live streaming and on demand. Through GaiaSphere and the Gaia+ premium offering, we have expanded our reach to a larger audience of talent that will contribute to our content library, as well as drive incremental revenue growth. Our Gaia+ offering consists of on-demand access to past events and the ability to participate via live streaming while events are happening.

Member Driven Growth Enablement – We believe the empowerment of our existing members to drive awareness of and interest in Gaia will be a key driver of future growth and engagement of the Gaia global community. To support this awareness, we allow existing members the ability to share Gaia content with their connections free of charge over a limited time window. This product feature allows us to leverage our existing members' desire to share our content to ultimately drive more interest and awareness, which will lead to member growth that is not wholly dependent on marketing expenditures.

Complement our Existing Business with Selective Strategic Acquisitions – Our growth strategy is not dependent on acquisitions. However, we will consider strategic acquisitions that complement our existing business, increase our content library, expand our geographical reach and add to our member base. When evaluating potential acquisitions, we focus on companies with unique media content, a strong brand identity and members that augment our existing member base.

Marketing

We build awareness and demand for the Gaia brand through various channels focusing on mobile and video. Organic search, paid search, digital and social media, email marketing, ambassador marketing, as well as various strategic partnerships make up our continually optimized portfolio of member acquisition and retention tools. Rejoining members are an important source of member additions, many of which come back to Gaia after receiving special communications via email or seeing our digital advertising for new content.

History

In 2012, we launched our streaming video service and focused our efforts on growing domestically and internationally by expanding our streaming content, enhancing our user interface and extending our streaming content to even more internet-connected devices.

In 2016, we divested all of our product businesses and focused on scaling our streaming video service and community. Since then we have launched Spanish, German and French language offerings. We have continued to invest in our international offerings, including original programming in these languages.

These investments in our subscription business have been instrumental in our ability to grow by expanding our streaming video on demand capabilities and increasing our library of unique content of transformational media, intended to awaken and inspire viewers around the world.

Business Segments

We operate in a single reporting segment. Our revenues are primarily derived from subscription fees for services related to streaming content to our members. See Note 2, *Summary of Significant Accounting Policies – Segment Information*, and Note 15, *Segment Information and Geographic Information*, in the accompanying notes to our consolidated financial statements for further detail.

Regulatory Matters

The media landscape and the internet delivery of content have seen growing regulatory action. Historically, media has been highly regulated in many countries. We are seeing some of these legacy regulatory frameworks updated and expanded to address services like ours. In particular, we are seeing some countries update their cultural support legislation to include services like Gaia. This includes content quotas, levies and investment obligations. In certain countries, regulators are also looking at restrictions that could require formal reviews of and/or adjustments to content that appears on our service in their country. In general these regulations impact all services and may make operating in certain jurisdictions more expensive or restrictive as to the content offering we may provide.

Competition

While our content offering is unique, the market for subscription-based content delivered over the internet is intensely competitive and subject to rapid change. Many consumers maintain simultaneous relationships with multiple providers and can easily shift spending from one provider to another. We are a focused provider within the streaming video market that is able to compete by providing exclusive content available on almost any device. Our principal competitors vary by world geographic region and include multichannel video programming distributors and internet-based movie and TV content providers, including those that provide legal and illegal (pirated) streaming video content and various communities. We believe that due to the exclusivity of our content, we are positioning ourselves as a complementary service to large general content providers such as television broadcasters, cable television channels, and an array of other entertainment based streaming services, including those that have recently launched.

Seasonality

Our member base reflects seasonal variations driven primarily by periods when consumers typically spend more time indoors and, as a result, tend to increase their viewing, similar to those of traditional TV and cable networks. We have generally experienced the greatest member growth in the fourth and first quarters (October through February), and slowest during May through August. This drives quarterly variations in our spending on member acquisition efforts and the number of net new subscribers we add each quarter but does not result in a corresponding seasonality in net revenue. As we continue to expand internationally, we expect regional seasonality trends to demonstrate more predictable seasonal patterns as our service offering in each market becomes more established and we have a longer history to assess such patterns.

Human Capital

We view our employees and our culture as keys to our success. As of January 31, 2025, Gaia had 104 full time employees, all of which are located in the United States. None of our employees are covered by a collective bargaining agreement. We supplement our full-time employees with services provided by staffing organizations in other countries to support our customer service, content production and software engineering needs. We believe a critical component of our success is our company culture, which begins with hiring focused on our current member base. The majority of our current employees came to work at Gaia after discovering our content offering and have become passionate team members that continue to help expand the impact of our mission globally.

Intellectual Property and Other Proprietary Rights

We regard our trademarks, service marks, copyrights, domain names, trade secrets, proprietary technologies and similar intellectual property as important to our success. We use a combination of trademark, copyright and trade secret laws and confidentiality agreements to protect our proprietary intellectual property. Our ability to protect and enforce our intellectual property rights is subject to certain risks, and from time to time we encounter disputes over rights and obligations concerning intellectual property. We cannot provide assurance that we will prevail in any intellectual property disputes.

Website and Available Information

Our corporate website, www.gaia.com, provides information about us, our history, goals and philosophy, as well as certain financial reports and corporate press releases. Our website also features a library of information and articles on personal development and healthy lifestyles, along with an extensive offering of video content. We believe our website provides us with an opportunity to deepen our relationships with our members and investors, educate them on a variety of issues and improve our service. As part of this commitment, we have a link on our corporate website to our Securities and Exchange Commission filings, including our reports on Forms 10-K, 10-Q, and 8-K, and amendments thereto. We make those reports available through our website, free of charge, as soon as reasonably practicable after these reports are filed or furnished with the Securities and Exchange Commission.

We have included our website address only as inactive textual reference, the information contained on our website is not incorporated by reference into this Annual Report on Form 10-K.

Item 1A. Risk Factors

We caution that there are risks and uncertainties that could cause our actual results to be materially different from those indicated by forward looking statements that we make from time to time in filings with the Securities and Exchange Commission, news releases, reports, communications to shareholders and other written and oral communications. These risks and uncertainties include those risks described below of which we are presently aware. Historical results are not necessarily an indication of future results. The risk factors below discuss important factors that could cause our business, financial condition, operating results and cash flows to be materially adversely affected.

Risks Related to our Business and Industry

If our efforts to attract and retain members are not successful, our business will be adversely affected.

We have experienced significant member growth since we began our digital subscription business in 2013. Our ability to continue to attract members will depend in part on our ability to consistently provide our members with a valuable and quality streaming experience. Furthermore, the relative service levels, content offerings, pricing and related features of our competitors may adversely impact our ability to attract and retain members. We compete for screen viewing time with multichannel video programming distributors providing free-on-demand content through authenticated internet applications, internet-based movie and TV content providers, including both those that provide legal and illegal (or pirated) streaming video content, streaming video retail stores, and video game providers, as well as user-generated content, some of which are by professional content creators, and, more broadly, other sources of entertainment, among others. If consumers do not perceive our service offering to be of value, or if we introduce new or adjust existing features or change the mix of content in a manner that is not favorably received by them, we may not be able to attract and retain members. Adverse macroeconomic conditions, including inflation, may also adversely impact our ability to attract and retain members.

In addition, many of our members originate from word-of-mouth advertising from existing members. If our efforts to satisfy our existing members are not successful, we may not be able to attract new members, and as a result, our ability to maintain and/or grow our business will be adversely affected. Members cancel our service for many reasons, including a perception that they do not use the service sufficiently, the need to cut household expenses, unsatisfactory availability of content, competitive services providing a better value or experience and customer service issues not satisfactorily resolved. We must continually add new members both to replace members who cancel and to grow our business beyond our current member base. If too many of our members cancel our service, or if we are unable to attract new members in numbers sufficient to sustain and grow our business, our operating results will be adversely affected. If we are unable to successfully compete with current and new competitors in both retaining our existing members and attracting new members, our business will be adversely affected. Further, if excessive numbers of members cancel our service, we may be required to incur significantly higher marketing expenditures than we currently anticipate in order to replace these members with new members.

If we are unable to compete effectively, our business will be adversely affected.

The market for streaming content is intensely competitive and subject to rapid change. New technologies and evolving business models for delivery of streaming content continue to develop at a fast pace. Through new and existing distribution channels, consumers are afforded various means for consuming streaming content. The various economic models underlying these differing means of streaming content delivery include subscription, transactional, ad-supported and piracy-based models. All of these have the potential to capture meaningful segments of the streaming content market. Several competitors have longer operating histories, larger customer bases, and stronger brand recognition than we do and have significant financial, marketing and other resources. They may secure better terms from suppliers, adopt more aggressive pricing and devote more resources to technology and marketing. New entrants may enter the market with unique service offerings or approaches to providing streaming content and other companies also may enter into business combinations or alliances that strengthen their competitive positions. In addition, new technological developments, including the development and use of generative artificial intelligence, are rapidly evolving. If we are unable to successfully compete with current and new competitors, programs and technologies, our business will be adversely affected and we may not be able to increase market share and revenues and/ or achieve profitability.

We have had operating losses, and we cannot assure future profitability.

We reported net loss of $5.4 million in 2024 compared to net loss of $5.6 million in 2023. Additionally, we reported net losses during several prior years as a result of continued investment in member acquisition efforts to drive revenue growth. No assurance can be made that we will operate profitably in future periods and, if we do not, we may not be able to meet any future debt service requirements, working capital requirements, capital expenditure plans, production slate, acquisition plans or other cash needs. Our inability to meet those needs could have a material adverse effect on our business, financial condition, operating results, liquidity and prospects.

If we are not able to manage change and growth, our business could be adversely affected.

We are expanding our operations internationally, scaling our streaming service to effectively and reliably handle anticipated growth in both members and features related to our service. As we expand internationally, we are managing our business to address varied content offerings, consumer customs and practices, in particular those dealing with e-commerce and internet video, as well as differing legal and regulatory environments. As we scale our streaming service, we are developing technology and utilizing third-party internet-based or "cloud" computing services. If we are not able to manage the growing complexity of our business, including improving, refining or revising our systems and operational practices related to our streaming operations, our business could be adversely affected.

If our efforts to build unique brand identity and improve member satisfaction and loyalty are not successful, we may not be able to attract or retain members, and our operating results may be adversely affected.

We must continue to build and maintain a unique brand identity. We believe that a unique brand identity will be important in attracting and retaining members who have a number of choices from which to obtain streaming content. To build a unique brand identity, we believe we must continue to offer content and service features that our members value and enjoy. We also believe that these must be coupled with effective consumer communications such as marketing, customer service and public relations. If our efforts to promote and maintain our brand identity are not successful, our ability to attract and retain members may be adversely affected. Such a result may adversely affect our operating results.

With respect to our expansion into international markets, we will also need to establish our brand identity in new markets and languages, and to the extent we are not successful, our business in new markets may be adversely impacted.

Changes in our member acquisition sources could adversely affect our marketing expenses and member levels may be adversely affected.

We utilize a broad mix of marketing and public relations programs, including social media websites such as Facebook and YouTube, to promote our service to potential new members. We may limit or discontinue use or support of certain marketing sources or activities if advertising rates increase or if we become concerned that members or potential members deem certain marketing practices intrusive or damaging to our brand. If available marketing channels are limited or curtailed, our ability to attract new members may be adversely affected.

Companies that currently promote our services may cease promoting our services, may determine to compete more directly with our business or enter a similar business, or may decide to exclusively support our competitors. If we no longer have access to such marketing channels, our marketing efforts may be adversely affected. If we are unable to maintain or replace our sources of members with similarly effective sources, or if the cost of our existing sources increases, our member levels and marketing expenses may be adversely affected.

We face risks, such as unforeseen costs and potential liabilities, in connection with content we produce, license and/or distribute through our service.

As a producer and distributor of content, we face potential liability for defamation, negligence, copyright or trademark infringement, misinformation, personal injury torts or other claims based on the nature and content of materials that we produce, license and/or distribute. We also face potential liability for content used in promoting our service, including marketing materials and features on our platform such as member reviews. Allegations of impropriety, even if unfounded, could have a material adverse effect on our reputation and our business.

We are responsible for production costs and other expenses related to our original content. We also take on risks associated with this production, such as completion and key talent risk. To the extent we do not accurately anticipate costs or mitigate risks, or if we become liable for content we produce, license and/or distribute, our business may suffer. Litigation to defend these claims could be costly and the expenses and damages arising from any liability or unforeseen production risks could harm our results of operations. We may not be indemnified to cover claims or costs of these types and we may not have insurance coverage for these types of claims.

Problematic content accessed through our service, including content that violates our content guidelines or the content guidelines of our partners, could damage our reputation and hurt our ability to retain and expand our base of members and partners.

Our ability to maintain and protect our brand depends, in part, on our ability to maintain the quality and integrity of the content and other information accessed through our streaming service. While we undertake efforts to detect and prevent problematic content and to ensure our content complies with our content guidelines and the content guidelines of our third-party partners, no assurance can be given that such efforts will be error-free.

If we fail to either detect and prevent problematic content or effectively promote high-quality content, it could hurt our reputation and confidence in our brand, thereby negatively affecting the use of our service and our financial performance. In addition, our partners may refuse to carry the Gaia "app" on their platform if our content violates their content guidelines. Problematic content accessed through our service may also subject us to media, legal or regulatory scrutiny, which could adversely affect our reputation and brand.

If we fail to maintain a positive reputation concerning our service and the content we offer, we may not be able to attract or retain members, we may face regulatory scrutiny and our operating results may be adversely affected.

We believe that a positive reputation concerning our service is important in attracting and retaining members. To the extent our content, in particular, our original programming, is perceived as low quality, offensive or otherwise not compelling to consumers, our ability to establish and maintain a positive reputation may be adversely impacted. To the extent our content is deemed controversial or offensive by government regulators, we may face direct or indirect retaliatory action or behavior, including being required to remove such content from our service, our entire service could be banned and/or become subject to heightened regulatory scrutiny across our business and operations. We could also face boycotts which could adversely affect our business. Furthermore, to the extent our response to government action or our marketing, customer service and public relations efforts are not effective or result in negative reaction, our ability to establish and maintain a positive reputation may likewise be adversely impacted. There is an increasing focus from regulators, investors, members and other stakeholders on sustainability matters, both in the United States and internationally. To the extent we are unable to meet regulatory or industry standards or investor expectations on sustainability matters or the content we distribute and the manner in which we produce content creates sustainability-related concerns, our reputation may be harmed.

Increases in payment processing fees, changes to operating rules, the acceptance of new types of payment methods or payment fraud could increase our operating expenses and adversely affect our business and results of operations.

Our members pay for our services predominately using credit and debit cards. Our acceptance of these payment methods requires our payment of certain fees. From time to time, these fees may increase, either as a result of rate changes by the payment processing companies or as a result of a change in our business practices which increase the fees on a cost-per-transaction basis. Such increases may adversely affect our results of operations.

We are subject to rules, regulations and practices governing our accepted payment methods. These rules, regulations and practices could change or be reinterpreted to make it difficult or impossible for us to comply. If we fail to comply with these rules or requirements, we may be subject to fines and higher transaction fees and lose our ability to accept these payment methods, and our business and results of operations would be adversely affected.

We accept payment methods other than credit and debit cards. As our service continues to evolve and expand internationally, we will likely continue to explore accepting various forms of payment, which may have higher fees and costs than our currently accepted payment methods. If more consumers utilize higher cost payment methods our payment costs could increase and our results of operations could be adversely impacted.

In addition, we do not obtain signatures from members in connection with their use of payment methods. To the extent we do not obtain members' signatures, we may be liable for fraudulent payment transactions, even when the associated financial institution approves payment of the orders. From time to time, fraudulent payment methods are used to obtain service. While we do have safeguards in place, we nonetheless experience some fraudulent transactions. We do not currently carry insurance against the risk of fraudulent payment transactions. A failure to adequately control fraudulent payment transactions would harm our business and results of operations.

We rely upon a number of partners to offer instant streaming of content to various devices.

We currently offer members the ability to receive streaming content through a host of internet-connected devices, including internet-enabled TVs, digital video players and mobile devices. We intend to continue to broaden our capability to instantly stream content to other platforms over time. If we are not successful in maintaining existing relationships and creating new ones, or if we encounter technological, content licensing or other impediments to our streaming content, our ability to grow our business could be adversely impacted.

We have agreements with third party partners, pursuant to which each makes available an "app" for viewing our content on its platform. Our agreements with our partners are typically between one and three years in duration and our business could be adversely affected if, upon expiration, our partners do not continue to provide access to our service or are unwilling to do so on terms acceptable to us, which terms may include the degree of accessibility and prominence of our service. We may be further harmed if these partners decide to remove our apps from their respective platforms for any other reason at any time.

Furthermore, the devices consumers use to access our content are manufactured and sold by entities other than Gaia and the devices' performance and the connection between these devices and our service may result in consumer dissatisfaction that could result in claims against us or otherwise adversely impact our business. In addition, technology changes to our streaming functionality may require that partners update their devices. If partners do not update or otherwise modify their devices, our service and our members' use and enjoyment could be negatively impacted.

We may face quarterly and seasonal fluctuations that could harm our business.

Our revenues and results of operations have fluctuated in the past, and will likely continue to fluctuate, on a quarterly basis. Such fluctuation is the result of a seasonal pattern that reflects variations when consumers are typically spending more time indoors and, as a result, tend to increase their viewing, similar to those of general video streaming services. We have generally experienced the greatest member growth in the fourth and first quarters (October through February), and slowest during May through August. This drives quarterly variations in our spending on member acquisition efforts and the number of net new subscribers we add each quarter but does not result in a corresponding seasonality in net revenue. As we continue to expand internationally, we also expect regional seasonality trends to demonstrate more predictable seasonal patterns as our service offering in each market becomes more established and we have a longer history to assess such patterns.

Acquisitions and new initiatives may harm our financial results.

We have historically expanded our operations in part through strategic acquisitions and through new initiatives that we generate. We cannot accurately predict the timing, size and success of these efforts. Our acquisition and new initiative strategies involve significant risks that could inhibit our growth and negatively impact our operating results, including the following: our ability to identify suitable acquisition candidates or new initiatives at acceptable prices; our ability to complete the acquisitions of candidates that we identify or development of our new initiatives; our ability to compete effectively for available acquisition opportunities; increases in asking prices by acquisition candidates to levels beyond our financial capability or to levels that would not result in the returns required by our acquisition criteria; diversion of management's attention to expansion efforts; unanticipated costs and contingent liabilities associated with acquisitions and new initiatives; failure of acquired businesses or new initiatives to achieve expected results; our failure to retain key customers or personnel of acquired businesses and difficulties entering markets in which we have no or limited experience. In addition, the size, timing and success of any future acquisitions and new initiatives may cause substantial fluctuations in our operating results from quarter to quarter. Consequently, our operating results for any quarter may not be indicative of the results that may be achieved for any subsequent quarter or for a full fiscal year. These fluctuations could adversely affect our results.

Risks Related to Information Technology and Privacy

We could be harmed by data loss or other security breaches.

As a result of our services being internet-based and the fact that we process, store, and transmit data, including personal information, for our members, failure to prevent or mitigate data loss or other security breaches, including breaches of our suppliers' technology and systems, could expose us or our members to a risk of loss or misuse of such information, adversely affect our operating results, result in litigation or potential liability for us and otherwise harm our business. We use third-party technology and systems for a variety of reasons including, without limitation, encryption and authentication technology, employee email, content delivery to members, back-office support and other functions. Although we have implemented systems and processes that are designed to protect member information and prevent data loss and other security breaches, including systems and processes designed to reduce the impact of a security breach at a third-party supplier, such measures cannot provide absolute security.

Any significant disruption in our network or information systems or those of third parties that we utilize in our operations could result in a loss or degradation of service and could adversely impact our business.

Our reputation and ability to attract, retain and serve our members is dependent upon the reliable performance of our network and information systems and those of third parties that we utilize in our operations. We experience occasional system interruptions and delays that make our websites and services unavailable or slow to respond and prevent us from efficiently providing services to our members, which may reduce the attractiveness of our services. If we are unable to effectively upgrade our systems and network infrastructure and take other steps to improve the efficiency of our systems, we could face system interruptions or delays that may adversely affect our operating results.

Our systems may be subject to damage or interruption from adverse weather conditions, natural disasters, public health issues such as pandemics or epidemics, national or international conflicts, including war, civil disturbances and terrorist attacks, rogue employees, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm these systems. Interruptions in these systems, or to the internet in general, could make our service unavailable or degraded or otherwise hinder our ability to deliver content to our members. Service interruptions, errors in our software or the unavailability of network or information systems used in our operations could diminish the overall attractiveness of our membership service to existing and potential members.

We utilize third-party internet-based or "cloud" computing services in our business operations. We also utilize third-party content delivery networks to help us stream content in high volume to our members over the internet. Problems with these systems faced by us or our service providers, including technological or business-related disruptions, could adversely impact the experience of our members.

Any significant disruption in or unauthorized access to our network or information systems, or those of third parties that we utilize in our operations arising from cyber-attacks, could result in a loss or degradation of service, unauthorized disclosure of data (including member and corporate information) or theft of intellectual property, including digital content assets, which could adversely impact our business.

Our network and information systems and those of third parties we use in our operations are vulnerable to cybersecurity threats, including cyber-attacks such as computer viruses, denial of service attacks, physical or electronic break-ins and similar disruptions. These systems may experience directed attacks intended to lead to interruptions and delays in our service and operations as well as loss, misuse or theft of data or confidential information. Additionally, outside parties may attempt to fraudulently induce employees or users to disclose sensitive or confidential information in order to gain access to data. Any successful attempt by hackers to obtain our data (including members and corporate information) or intellectual property (including digital content assets), disrupt our service, or otherwise access our systems (or those of third parties we use), could harm our business, be expensive to remedy and damage our reputation. We have implemented certain systems and processes to thwart hackers and protect our data and systems, but techniques used to gain unauthorized access to data and software are constantly evolving, and we may be unable to anticipate or prevent unauthorized access. To date hackers have not had a material impact on our service or systems, although a risk remains that hackers may be successful in the future. Our insurance does not cover expenses related to such disruptions or unauthorized access. Efforts to prevent hackers from disrupting our service or otherwise accessing our systems are expensive to develop, implement and maintain. These efforts require ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated and may limit the functionality of or otherwise negatively impact our service offering and systems. Any significant disruption to our service or access to our systems could result in a loss of members and adversely affect our business and results of operations. Further, a penetration of our systems or a third party's systems or other misappropriation or misuse of personal information could subject us to business, regulatory, litigation and reputation risk, which could have a negative effect on our business, financial condition and results of operations.

Our reputation and relationships with members would be harmed if our member data, particularly payment data, were to be accessed by unauthorized persons.

We maintain personal data regarding our members, including names and payment data. This data is maintained on our own systems as well as that of third parties we use in our operations. With respect to payment data, such as credit and debit card numbers, we rely on licensed encryption and authentication technology to secure such information. We take measures to protect against unauthorized intrusion into our members' data. Despite these measures, our payment processing services or other third-party services we use, could experience an unauthorized intrusion into our members' data. In the event of such a breach, current and potential members may become unwilling to provide the information to us necessary for them to remain or become members. We may also be required to notify regulators about any actual or perceived data breach (including the EU Lead Data Protection Authority) as well as the individuals who are affected by the incident within strict time periods. Additionally, we could face legal claims or regulatory fines or penalties for such a breach. The costs relating to any data breach could be material, and we currently do not carry insurance against the risk of a data breach. For these reasons, should an unauthorized intrusion into our members' data occur, our business could be adversely affected.

We rely on proprietary technology to stream content and to manage other aspects of our operations, and the failure of this technology to operate effectively could adversely affect our business.

We continually enhance or modify the technology used for our operations. We cannot be sure that any enhancements or other modifications we make to our operations will achieve the intended results or otherwise be of value to our members. Future enhancements and modifications to our technology could consume considerable resources. If we are unable to maintain and enhance our technology to manage the streaming of content to our members in a timely and efficient manner, or if our technology, or that of third parties we utilize in our operations, fails or otherwise operates improperly, our ability to retain existing members and to add new members may be impaired. Also, any harm to our members' personal computers or other devices caused by software used in our operations could have an adverse effect on our business, results of operations and financial condition.

Changes in how network operators handle and charge for access to data that travel across their networks could adversely impact our business.

We rely upon the ability of consumers to access our service through the internet. To the extent that network operators implement usage-based pricing, including meaningful bandwidth caps, or otherwise try to monetize access to their networks by data providers, we could incur greater operating expenses and our member acquisition and retention could be negatively impacted. Furthermore, to the extent network operators were to create tiers of internet access service and either charge us for, or prohibit us from, being available through these tiers, our business could be negatively impacted.

Our online activities are subject to a variety of laws and regulations relating to privacy which, if violated, could subject us to an increased risk of litigation and regulatory actions.

In addition to our websites and applications, we use third-party applications, websites, and social media platforms to promote our service and engage consumers, as well as monitor and collect certain information about users of our service. There are a variety of laws and regulations governing individual privacy and the protection and use of information collected from such individuals, particularly in relation to an individual's personally identifiable information (e.g., credit card numbers). Many foreign countries have adopted similar laws governing individual privacy, some of which are more restrictive than similar U.S. laws. If our online activities were to violate any applicable current or future laws and regulations, we could be subject to litigation and regulatory actions, including fines and other penalties.

Risks Related to Intellectual Property

If our trademarks and other proprietary rights are not adequately protected to prevent unauthorized use or appropriation, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected.

We rely and expect to continue to rely on a combination of confidentiality and license agreements with our employees, consultants and third parties with whom we have relationships, as well as trademark, copyright and trade secret protection laws, to protect our proprietary rights. We may also seek to enforce our proprietary rights through court proceedings. We may file trademark applications from time to time. These applications may not be approved, third parties may challenge any trademarks issued to or held by us, third parties may knowingly or unknowingly infringe our trademarks and other proprietary rights, and we may not be able to prevent infringement or misappropriation without substantial expense to us.

We currently hold various domain names, including www.gaia.com and www.gaiamtv.com. Failure to protect our domain names could adversely affect our reputation and make it more difficult for users to find our website and our service. We may be unable, without significant cost or at all, to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

Intellectual property claims against us could be costly and result in the loss of significant rights related to, among other things, our website, title selection processes, content and marketing activities.

Our intellectual property rights extend to our technology, business processes and the content on our website. We use the intellectual property of third parties in marketing and providing our services through contractual and other rights. From time to time, third parties may allege that we have violated their intellectual property rights. If we are unable to obtain sufficient rights, successfully defend our use, or develop non-infringing technology and content or otherwise alter our business practices on a timely basis in response to claims of infringement, misappropriation, misuse or other violation of third-party intellectual property rights, our business and competitive position may be adversely affected.

Many companies devote significant resources to developing patents that could potentially affect many aspects of our business. There are numerous patents that broadly claim means and methods of conducting business on the internet. We have not searched patents relative to our technology. Defending ourselves against intellectual property claims, whether they are with or without merit or are determined in our favor, will result in costly litigation and diversion of technical and management personnel. Infringement claims also may result in our inability to use our current website, streaming technology, our recommendation and personalization technology or inability to market our service. As a result of disputes, we may have to develop non-infringing technology, enter into royalty or licensing agreements, adjust our merchandising or marketing activities or take other actions to resolve the claims. These actions, if required, may be costly or unavailable on terms acceptable to us.

Piracy of video, including digital and internet piracy, could adversely affect our business.

Video piracy is extensive in many parts of the world and has been made easier by technological advances and the conversion of video into digital formats. These trends facilitate the creation, transmission and sharing of high-quality unauthorized copies of content on DVDs, Blu-ray discs, and the internet. We may have to implement elaborate and costly security and anti-piracy measures, which could result in significant expenses and losses of revenue. We cannot provide absolute assurance that security and anti-piracy measures will prevent the piracy of our content. The proliferation of unauthorized copies of our content could have an adverse effect on our business, by reducing the revenues we receive from our subscription service.

Risks Related to Litigation, Regulatory Proceedings and Government Regulation

We may be subject to litigation or regulatory proceedings that could cause us to incur substantial losses.

From time to time during the normal course of operating our businesses, we are subject to various litigation claims, regulatory proceedings and legal disputes. Some of these matters may not be covered under our insurance policies, or our insurance carriers may seek to deny coverage. As a result, we might be required to incur significant legal fees, which may have a material adverse effect on our financial position. In addition, because we cannot accurately predict the outcome of any dispute, it is possible that, as a result of current and/or future matters, we will be subject to adverse judgments or settlements that could significantly reduce our earnings or result in losses.

If government regulations relating to the internet or other areas of our business change, we may need to alter the manner in which we conduct our business or incur greater operating expenses.

The adoption or modification of laws or regulations relating to the internet or other areas of our business could limit or otherwise adversely affect the manner in which we currently conduct our business. In addition, the continued growth and development of the market for online commerce may lead to more stringent consumer protection laws, which may impose additional burdens on us. If we are required to comply with new regulations or legislation or new interpretations of existing regulations or legislation, this compliance could cause us to incur additional expenses or alter our business model.

The adoption or modification of any laws or regulations that adversely affect the growth, popularity or use of the internet, including laws impacting internet neutrality, could decrease the demand for our service and increase our cost of doing business. For example, as a result of the repeal of internet neutrality regulations in the United States, broadband internet access providers may be able to charge web-based services such as ours for priority access to members, which could result in increased costs and a loss of existing users, impairment of our ability to attract new users, and material adverse effects on our business and opportunities for growth. Additionally, as we expand internationally, government regulation concerning the internet, and in particular, network neutrality, may be nascent or non-existent. Within such a regulatory environment, coupled with potentially significant political and economic power of local network operators, we could experience discriminatory or anti-competitive practices that could impede our growth, cause us to incur additional expense or otherwise negatively affect our business.

Risks Related to Internal Control

If we are unable to maintain an effective system of disclosure controls and procedures and internal controls over financial reporting, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our results of operations, our stock price and investor confidence in our company.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud.

In connection with the restatement of our previously issued consolidated financial statements for the year ending December 31, 2022, and each of the interim periods ended March 31, 2022 through September 30, 2023, we previously identified material weaknesses in our internal control over financial reporting.

While our previous material weaknesses have been remediated, if we identify any new material weaknesses in the future, any such newly identified material weakness could limit our ability to prevent or detect a misstatement of our accounts or disclosures that could result in a material misstatement of our annual or interim financial statements. In such case, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting and our stock price may decline as a result. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to avoid potential future material weaknesses.

Risks Related to International Operations

We could be subject to economic, political, regulatory and other risks arising from international operations.

Operating in international markets requires significant resources and management attention and will subject us to regulatory, economic and political risks that may be different from and incremental to those in the United States. In addition to the risks that we face in the United States, our international operations may involve risks that could adversely affect our business, including the following: the need to adapt our content and user interfaces for specific cultural and language differences, including licensing a certain portion of our content library before we have developed a full appreciation for its performance within a given territory; difficulties and costs associated with staffing and managing foreign operations; management distraction; international conflicts, including war, civil disturbances and terrorist attacks; political or social unrest and economic instability; public health issues such as pandemics or epidemics; compliance with U.S. anti-corruption laws, export controls and economic sanctions, and local laws prohibiting corrupt payments to government officials; unexpected changes in regulatory requirements; less favorable foreign intellectual property laws; adverse tax consequences such as those related to repatriation of cash from foreign jurisdictions into the United States, non-income related taxes, changes in tax laws or their interpretations, or the application of judgment in determining our global provision for income taxes and other tax liabilities given inter-company transactions and calculations where the ultimate tax determination is uncertain; fluctuations in currency exchange rates, which could impact revenues and expenses of our international operations and expose us to foreign currency exchange rate risk; profit repatriation and other restrictions on the transfer of funds; differing payment processing systems as well as consumer use and acceptance of electronic payment methods, such as credit and debit cards; new and different sources of competition; different and more stringent user protection, data protection, privacy and other laws; and availability of reliable broadband connectivity and wide area networks in targeted areas for expansion.

Our failure to manage any of these risks successfully could harm our international operations and our overall business, and results of our operations.

We must comply with indirect tax laws in multiple jurisdictions. Taxing authorities have in the past and may successfully in the future assert that we should have collected or in the future should collect non-income related taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our business. Our operations are routinely subject to audit by tax authorities in various countries. Many countries have indirect tax systems where the sale and purchase of goods and services are subject to tax based on the transaction value. Several taxing jurisdictions have presented or threatened us with assessments, alleging that we are required to collect and remit certain taxes there. While we believe we are in compliance with local laws, we cannot assure that tax and customs authorities will agree with our reporting positions and upon audit, such tax and customs authorities may assess additional taxes, duties, interest, and penalties against us. We also expect additional jurisdictions may make similar assessments or pass similar new laws in the future, and any of the jurisdictions where we have sales may apply more rigorous enforcement efforts or take more aggressive positions in the future that could result in greater tax liability allegations. Such tax assessments, penalties and interest or future requirements by any government agencies related to indirect tax laws could harm our international operations and our overall business, and results of our operations.

Risks Related to Liquidity

We may seek additional capital that may result in shareholder dilution or that may have rights senior to those of our common shareholders.

From time to time, we may seek to obtain additional capital, either through equity, equity-linked or debt securities. Our cash flows provided by our operating activities have been positive since 2020. To the extent we are unable to maintain positive cash flows from operations, we may seek additional capital. The decision to obtain additional capital will depend on, among other things, our business plans, operating performance and condition of the capital markets. If we raise additional funds through the issuance of equity, equity-linked or debt securities, our shareholders may experience dilution, and such securities may have rights, preferences or privileges senior to the rights of our common stock. Any large equity or equity-linked offering could also negatively impact our stock price.

Risks Related to Human Resources

We may lose key employees or may be unable to hire qualified employees.

We rely on the continued service and performance of our senior management. In our industry, there is substantial and continuous competition for highly skilled business, product development, technical and other personnel. Hiring qualified management is difficult due to the limited number of qualified professionals in our industry. Failure to recruit, attract and retain personnel, particularly management personnel, could materially harm our business, financial condition, and results of operations.

Risks Related to Ownership of Our Class A Common Stock

Our founder and chairman, Jirka Rysavy, has voting control over us.

Mr. Rysavy holds 100% of our 5,400,000 outstanding shares of Class B common stock and also owns 291,682 shares of Class A common stock. The shares of Class B common stock are convertible into shares of Class A common stock at any time. Each share of Class B common stock has ten votes per share, and each share of Class A common stock has one vote per share. Consequently, Mr. Rysavy holds approximately 75% of our voting stock and is able to exert substantial influence over and control matters requiring approval by shareholders, including the election of directors, increasing our authorized capital stock, or a merger or sale of substantially all of our assets. As a result of Mr. Rysavy's control of us, no change of control can occur without Mr. Rysavy's consent.

Our business is subject to reporting requirements that continue to evolve and change, which could continue to require significant compliance effort and resources.

Because our common stock is publicly traded, we are subject to certain rules and regulations of federal, state and financial market exchange entities charged with the protection of investors and the oversight of companies whose securities are publicly traded. These entities, including the Public Company Accounting Oversight Board, the Securities and Exchange Commission and NASDAQ, periodically issue new requirements and regulations. Legislative bodies also review and revise applicable laws. As interpretation and implementation of these laws and rules and promulgation of new regulations continues, we will continue to be required to commit significant financial and managerial resources and incur additional expenses.

Risks Related to our Ownership of Real Property

Liability relating to environmental matters may impact the value of our real property.

We may be subject to environmental liabilities arising from our ownership of real property. Under various U.S. federal, state and local laws, an owner or operator of real property may become liable for the costs of removal of certain hazardous substances released on its property. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of such hazardous substances.

The presence of hazardous substances on real property owned by us may adversely affect our ability to sell such real property and we may incur substantial remediation costs, thus harming our financial condition. The discovery of material environmental liabilities attached to such real property could adversely affect our results of operations and financial condition.

Any of these events, in combination or individually, could disrupt our business and adversely affect our business, financial condition, results of operations and cash flows.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

Gaia recognizes the critical importance of maintaining robust cybersecurity measures to protect our systems, data, and operations and to maintain the trust and confidence of our customers, clients, business partners and employees. Our board of directors is actively involved in oversight of our risk management program, including the management of risks arising from cybersecurity threats. It is our policy to provide regular updates to our shareholders regarding material cybersecurity incidents and the steps taken to address them. We believe that transparency in this area is crucial to maintaining trust and confidence in our operations.

We have implemented a comprehensive cybersecurity program designed to identify, assess, and mitigate potential threats and vulnerabilities, while also implementing controls and procedures that provide for the prompt escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management in a timely manner. Our cybersecurity program includes regular risk assessments, network monitoring, penetration testing and incident response protocols. We also provide regular, mandatory training to our personnel regarding cybersecurity threats to educate employees with effective tools and knowledge to address cybersecurity threats, and to communicate the Company's evolving information security policies, standards, processes and practices. Our Senior Director of Operations/IT and his team work collaboratively across the Company and with our board of directors and management to maintain our cybersecurity program and to promptly respond to any cybersecurity incidents in accordance with our incident response and recovery plans. Our board of directors and management receive periodic cybersecurity updates from our Senior Director of Operations/IT, which may include recent material cybersecurity incidents and related responses, if any, changes to the risk landscape, and updates or changes to our cybersecurity program. The Company's Senior Director of Operations/IT has served in various roles in information technology and information security at Gaia for over 18 years.

Our commitment to cybersecurity extends beyond our internal operations. We work closely with trusted third-party vendors and partners to ensure that they also meet our rigorous security standards. We utilize third-party cloud computing services as part of our global business operations. We also employ the use of third-party content delivery networks (CDN) to help us stream content in high volume to our members over the internet. Problems faced by Gaia or any of our third-party cloud computing or other network providers, involving technological or business-related disruptions, as well as cybersecurity threats, may have an adverse impact on the member experience.

Cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected or are reasonably likely to affect the Company to date, including our business strategy, results of operations or financial condition.

Item 2. Properties

Our principal physical properties are set forth below. We believe these facilities are adequate to meet our current needs.

	Size	**Use**	**Owned/Leased**
Louisville, CO	138,502 sq. ft.	Headquarters	Partially Owned/Leased
Louisville, CO	11,760 sq. ft.	Production Studio	Owned

On September 9, 2020, our wholly owned subsidiary Boulder Road sold a 50% undivided interest in a portion of our Colorado campus to Westside Boulder, LLC. Boulder Road retained a 50% undivided interest in the property as well as full ownership of our studio and production facilities. In connection with the transaction, Boulder Road leased the property pursuant to a master lease for a term extending through September 30, 2030, with two five-year extensions. Gaia guaranteed Boulder Road's obligations under the master lease. Our Colorado facility is subject to a $13.0 million mortgage with First Interstate Bank as lender, with a remaining balance of $11.6 million as of December 31, 2024.

Item 3. Legal Proceedings

In the normal course of business, we are subject to various legal proceedings and claims, including employment disputes, disputes on agreements, other commercial disputes and tax matters, including non-income tax matters. We record accruals that can be reasonably estimated for losses related to matters against us that we consider to be probable. In the opinion of management, based on available information, settlements, arbitration awards and final judgments, if any, that are considered probable of being rendered against us in litigation or arbitration in existence at December 31, 2024 and that can be reasonably estimated are either reserved against or would not have a material adverse effect on our financial condition, results of operations or cash flows.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Stock Price History

Our Class A common stock is listed on the NASDAQ Global Market under the symbol "GAIA". On March 7, 2025, we had 3,152 shareholders of record of our Class A common stock and one shareholder of record (Mr. Rysavy) of our Class B common stock.

Stock Repurchases

None.

Issuer Purchases of Registered Equity Securities

None.

Dividend Policy

We have not paid any dividends since the start of the streaming business. The timing, declaration and payment of future dividends to holders of our common stock will depend upon many factors, including our cash balances and potential future capital requirements for strategic transactions, including acquisitions, results of operations, financial condition and other factors that our board of directors may deem relevant.

Sales of Unregistered Securities

None.

Equity Compensation Plan Information

The following table summarizes equity compensation plan information for our Class A common stock at December 31, 2024:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity compensation plans approved by security holders	1,484,837	$	8.33	449,971
Equity compensation plans not approved by security holders	—		—	—
Total	1,484,837	$	8.33	449,971

Item 6.

None.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical fact are forward looking statements that involve risks and uncertainties. When used in this discussion, we intend the words "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "future," "hope," "intend" "may," "might," "objective," "ongoing," "plan," "potential," "predict," "project," "should," "strive," "target," "will," "would" and similar expressions as they relate to us to identify such forward-looking statements. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of certain factors set forth under "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Risks and uncertainties that could cause actual results to differ include, without limitation: our ability to attract new members and retain existing members; our ability to compete effectively, including for customer engagement with different modes of entertainment; maintenance and expansion of device platforms for streaming; fluctuation in customer usage of our service; fluctuations in quarterly operating results; service disruptions; production risks, general economic conditions; future losses; loss of key personnel; price changes; brand reputation; acquisitions; new initiatives we undertake; security and information systems; legal liability for website content; failure of third parties to provide adequate service; future internet-related taxes; our founder's control of us; litigation; consumer trends; the effect of government regulation and programs; the impact of public health threats; and other risks and uncertainties included in our filings with the SEC. We caution you that no forward-looking statement is a guarantee of future performance, and you should not place undue reliance on these forward-looking statements which reflect our views only as of the date of this report. We undertake no obligation to update any forward-looking information.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the consolidated financial statements and related notes included elsewhere in this report. This section is designed to provide information that will assist readers in understanding our consolidated financial statements, changes in certain items in those statements from year to year, the primary factors that caused those changes and how certain accounting principles, policies and estimates affect the consolidated financial statements.

Overview and Outlook

We operate a global digital video subscription service with a library of over 10,000 titles, with live communications and live events with a growing selection of titles available in Spanish, German and French that caters to a unique, underserved member base. Our digital content is available to our members on most internet-connected devices anytime, anywhere, commercial-free. Through our online Gaia subscription service our members have unlimited access to a library of inspiring films, cutting edge documentaries, interviews, yoga classes, transformation related content, live events, and more – 90% of which is exclusively available to our members for digital streaming on most internet-connected devices.

Gaia's position in the streaming video landscape is firmly supported by its wide variety of exclusive and unique content, which provides a complementary offering to other entertainment-based streaming video services. Our original content is developed and produced in-house in our lifestyle campus near Boulder, Colorado. By offering exclusive and unique content through our streaming service, we believe we will be able to significantly expand our target member base.

Our available content is currently focused on yoga, transformation, alternative healing, seeking truth and conscious films. This content is specifically targeted to a unique member base that is interested in alternative content provided by mainstream media. We have grown these content options both organically through our own productions and through strategic acquisitions or licensing. In addition, through our investments in our streaming video technology and our user interface, we have expanded the many ways our subscription member base can access our unique library of media titles.

Our core strategy is to grow our subscription business domestically and internationally by expanding our unique and exclusive content library, enhancing our user interface, extending our streaming service to new internet-connected devices as they are developed and creating a conscious community built around our content.

We are a Colorado corporation. Our principal and executive office is located at 833 West South Boulder Road, Louisville, Colorado 80027-2452. Our telephone number at that address is (303) 222-3600.

Results of Operations

The table below summarizes certain of our results for the periods indicated:

(in thousands, except per share data)	Years ended December 31, 2024	Years ended December 31, 2023
Revenues, net	$ 90,363	$ 80,423
Cost of revenues	12,553	11,629
Gross profit margin	86.1%	85.5%
Selling and operating	75,982	67,156
Corporate, general and administration	7,761	6,205
Loss from operations	(5,933)	(4,567)
Equity method investment loss	—	(501)
Interest and other income (expense), net	501	(467)
Loss before income taxes	(5,432)	(5,535)
Income tax (benefit) expense	(34)	60
Net loss	$ (5,398)	$ (5,595)
Net (loss) income attributable to noncontrolling interests	(165)	207
Net loss attributable to common shareholders	(5,233)	(5,802)

The following table sets forth certain financial data as a percentage of revenues, net for the periods indicated:

	Years ended December 31, 2024	Years ended December 31, 2023
Revenues, net	100.0%	100.0%
Cost of revenues	13.9%	14.5%
Gross profit margin	86.1%	85.5%
Operating expenses:		
Selling and operating	84.1%	83.5%
Corporate, general and administration	8.6%	7.7%
Total operating expenses	92.7%	91.2%
Loss from operations	(6.6)%	(5.7)%
Equity method investment loss	0.0%	(0.6)%
Interest and other income (expense), net	0.6%	(0.6)%
Loss before income taxes	(6.0)%	(6.9)%
Income tax (benefit) expense	(0.0)%	0.1%
Net loss	(6.0)%	(7.0)%
Net (loss) income attributable to noncontrolling interests	(0.2)%	0.3%
Net loss attributable to common shareholders	(5.8)%	(7.2)%

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenues, net. Revenues, net increased $9.9 million, or 12.4%, to $90.4 million during 2024, compared to $80.4 million during 2023. This was primarily driven by an increase in member count as well as an increase in Average Revenue Per User ("ARPU").

Cost of revenues. Cost of revenues increased $0.9 million, or 8.6%, to $12.6 million during 2024 from $11.6 million during 2023, with gross profit margin of 86.1% in the current year compared to 85.5% in 2023. The increase in the cost of revenues primarily related to the increase in prices and revenue mix.

Selling and operating expenses. Selling and operating expenses increased $8.8 million, or 13.1%, to $76.0 million during 2024 from $67.2 million during 2023 and, as a percentage of revenues, increased to 84.1% during 2024 from 83.5% during 2023. The increase was driven primarily by an increase in marketing expense in addition to the absence of an ERTC benefit recognized in the prior year.

Corporate, general and administration expenses. Corporate, general and administration expenses increased $1.6 million, or 25.8%, to $7.8 million during 2024 from $6.2 million during 2023 and, as a percentage of net revenue, increased to 8.6% during 2024 from 7.7% during 2023. The increase was primarily driven by higher accounting and audit fees, legal fees, and stock compensation expense during 2024.

Interest and other income (expense), net. Interest and other income (expense), net increased $1.0 million to $0.5 million during 2024 compared to $(0.5) million during 2023. This increase was primarily driven by a non-recurring gain from a majority owned subsidiary.

Income tax (benefit) expense. Income tax (benefit) expense reflects a current year provision of $(0.0) million compared to the prior year provision of $0.1 million from income taxes due to a decrease in the deferred tax liability associated with goodwill.

Quarterly and Seasonal Fluctuations

The following tables set forth our unaudited results of operations for each of the quarters in 2024 and 2023. The unaudited financial information includes all adjustments, consisting solely of normal recurring accruals and adjustments, necessary for a fair presentation of the results of operations for the quarters presented. You should read this financial information in conjunction with our consolidated financial statements and related notes included elsewhere in this Annual Report on Form 10-K. The results of operations for any quarter are not necessarily indicative of future results of operations.

(in thousands, except per share data)	Year 2024 Quarters Ended (Unaudited)			
	March 31	June 30	September 30	December 31
Revenues, net	$ 21,693	$ 22,081	$ 22,156	$ 24,433
Gross profit	18,525	18,666	19,055	21,564
Gross profit margin	85.4%	84.5%	86.0%	88.3%
Net loss	(971)	(2,163)	(1,500)	(764)
Net income attributable to noncontrolling interests	74	30	(308)	39
Net loss attributable to common shareholders	(1,045)	(2,193)	(1,192)	(803)
Loss per share				
Basic (attributable to common shareholders)	$ (0.05)	$ (0.09)	$ (0.05)	$ (0.03)
Diluted (attributable to common shareholders)	$ (0.05)	$ (0.09)	$ (0.05)	$ (0.03)
Weighted average shares outstanding				
Basic	23,161	23,372	23,404	23,402
Diluted	23,161	23,372	23,404	23,402

(in thousands, except per share data)	Year 2023 Quarters Ended (Unaudited)			
	March 31	June 30	September 30	December 31
Revenues, net	$ 19,647	$ 19,839	$ 20,223	$ 20,714
Gross profit	16,874	17,000	17,240	17,680
Gross margin	85.9%	85.7%	85.2%	85.4%
Equity method investment loss	(125)	(125)	(125)	(126)
Net loss	(1,268)	(1,843)	(713)	(1,771)
Net income attributable to noncontrolling interests	38	45	59	65
Net loss attributable to common shareholders	(1,306)	(1,888)	(772)	(1,836)
Loss per share				
Basic (attributable to common shareholders)	$ (0.06)	$ (0.09)	$ (0.04)	$ (0.08)
Diluted (attributable to common shareholders)	$ (0.06)	$ (0.09)	$ (0.04)	$ (0.08)
Weighted average shares outstanding				
Basic	20,826	20,874	21,154	23,148
Diluted	20,826	20,874	21,154	23,148

Our member base growth reflects seasonal variations driven primarily by periods when consumers typically spend more time indoors and, as a result, tend to increase their viewing. We have generally experienced the greatest member growth in the fourth and first quarters (October through February), and slowest during May through August. This drives quarterly variations in our spending on member acquisition efforts and the number of net new subscribers we add each quarter but does not result in a corresponding seasonality in net revenue. As we continue to expand internationally, we also expect regional seasonality trends to demonstrate more predictable seasonal patterns as our service offering in each market becomes more established and we have a longer history to assess such patterns.

Critical Accounting Estimates

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States, which require us to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Note 2 to the consolidated financial statements in Item 8 of this Annual Report on Form 10-K summarizes the significant accounting policies and methods used in the preparation of our consolidated financial statements.

We believe the following to be critical accounting policies whose application has a material impact on our financial presentation, and involve a higher degree of complexity, as they require us to make judgments and estimates about matters that are inherently uncertain.

Media library

Media library represents the lower of unamortized cost or net realizable value of capitalized costs to produce our proprietary media content, rights obtained through license arrangements and digital media content acquired through asset purchases or business combinations.

The value of our produced media library consists of capitalized costs incurred to produce original media content, including salary and overhead costs of our in-house production team and other third-party costs.

Our licensed media library is obtained through license arrangements. Generally, we pay an advance against a percentage royalty or an upfront license fee in exchange for the distribution rights for a specific license window, but we may also obtain a license for a fixed fee for perpetuity. These payments are capitalized at the time of payment. Certain agreements also include an ongoing royalty obligation, which entitles the licensor to a share of the revenues generated from the licensed works. These expenses are calculated and accrued on a monthly basis and included in costs of revenues. We pay these accrued royalties on a quarterly basis and therefore have included the related liability in accrued liabilities.

The value of our acquired media library consists of the acquisition date fair value of media assets obtained through asset acquisitions and business combinations recorded at the estimated fair value of the titles acquired, which is based on a number of factors, including the number of titles, the total hours of content, the production quality and age of the acquired media assets.

We amortize our media library in cost of revenues on a straight-line basis over the shorter of the license period or the estimated useful life of the titles, which typically ranges from 12 to 90 months. The amortization period begins with the first month of availability on our service.

Management reviews content viewership to determine whether viewing patterns correlate with initial estimates supporting the amortization period utilized. If current estimates indicate that viewing is significantly higher in earlier periods relative to the remaining amortization period, we will begin amortizing the respective titles on an accelerated basis over the amortization period. Due to our exclusive content and growing member base, our viewership trends have continued to support both the amortization period and the straight-line basis of amortization with no additional amortization recorded.

Our media library is reviewed for impairment at the film group level when an event or change in circumstances indicates that the carrying amount of the film group may not be recoverable. Recoverability of the film group is measured by a comparison of the carrying amount of the film group to estimated discounted future cash flows expected to be generated by the film group. If the carrying amount exceeds the estimated future cash flows, an impairment charge is recognized by the amount by which the carrying value exceeds the fair value. No impairment charges were recorded during 2024 or 2023.

Goodwill

Goodwill represents the excess of the purchase consideration over the estimated fair value of assets acquired less liabilities assumed in a business acquisition. We have only one reporting unit; therefore, goodwill is assessed at the enterprise level. We review goodwill for impairment annually as of October 1 or more frequently if indicators of impairment are identified. We have the option of first assessing qualitative factors to determine whether events and circumstances indicate that it is more likely than not that the estimated fair value of goodwill is less than its carrying amount. If the estimated fair value of goodwill exceeds its carrying amount, we consider the goodwill to not be impaired. If the carrying amount of goodwill exceeds its estimated fair value, we use both a comparable market approach and an income approach to test for potential impairment. The market approach follows the guideline public company method to establish valuation multiples for comparison. The income approach follows a traditional discounted cash flow model. Primary assumptions for each approach include revenue projections, operating expenses, discount rate, control premium, and terminal growth rate. Projections are dependent on management assumptions, which are partly based on the Company's historical experience. The results of these approaches are evaluated against the Company's market capitalization for reasonableness. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment at many points during the analysis. Application of alternative assumptions and definitions could yield significantly different results. During 2024 and 2023, no impairment of goodwill was recognized.

Income Taxes and Deferred Tax Balances

Deferred income tax assets and liabilities are recorded with respect to temporary differences in the accounting treatment of items for financial reporting purposes and for income tax purposes. The tax expense or benefit related to ordinary income or loss must be computed at an annual effective tax rate and the tax expense or benefit related to all other items must be individually computed and recognized as a discrete item when it occurs. Where, based on the weight of available evidence, it is more likely than not that some amount of recorded deferred tax assets will not be realized, a valuation allowance is established for the amount that, in management's judgment, is sufficient to reduce the deferred tax asset to an amount that is more likely than not to be realized. As we have historically had cumulative losses, we have not released the current valuation allowance. The timing of the release of the valuation allowance will be dependent on cumulative income for a period of 36 months and an expectation that we will not have cumulative losses in the future.

A tax position must meet a minimum probability threshold before a financial statement benefit is recognized. The minimum threshold is defined as a tax position that is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement.

Non-Income Taxes

The Company accrues for non-income tax assessments from foreign jurisdictions related to prior periods and recognizes the expense within selling and operating, when deemed probable and estimable. Once the requirement to remit non-income taxes to foreign jurisdictions has been established, we present revenues net of the non-income taxes collected from members and remit such amounts to foreign tax authorities.

Share-Based Compensation

We recognize compensation cost for share-based awards based on the estimated fair value of the award on the date of grant. We measure compensation cost at the grant date based on the estimated fair value of the award and recognize compensation cost upon the probable attainment of a specified performance condition over the estimated performance period or for time-based awards over the service period. Since 2019, we have only granted restricted stock units, for which we utilize the market price of our common stock on the date of grant to estimate fair value.

Liquidity and Capital Resources

Our capital needs arise from working capital required to fund operations, capital expenditures related to acquisition and development of media content, development and marketing of our digital platforms, acquisitions of new businesses and other investments, replacements, expansions and improvements to our infrastructure and future growth. These capital requirements depend on numerous factors, including the rate of market acceptance of our offerings, our ability to expand our customer base, the cost of ongoing upgrades to our offerings, our expenditures for marketing and other factors. Additionally, we will continue to pursue opportunities to expand our media libraries, evaluate possible investments in businesses and technologies and increase our marketing programs as needed.

On December 28, 2020, Boulder Road and Westside Boulder, LLC entered into a loan agreement with First Interstate Bank, as lender, providing for a mortgage loan in the principal amount of $13.0 million. The loan bears interest at a fixed rate of 3.75% per annum and matures on December 28, 2025. Westside and Boulder Road each received 50% of the proceeds and are each responsible for 50% of the monthly installments. The loan is secured by a deed of trust, assignment of rents, security agreement and fixture filing on our corporate campus and is guaranteed by Gaia. The loan has a remaining balance of $11.6 million as of December 31, 2024.

On August 25, 2022, Gaia entered into a Credit and Security Agreement with KeyBank National Association. The Credit Agreement provides for a revolving credit facility in an aggregate amount of up to $10.0 million with a sublimit of $1.0 million available for issuances of letters of credit. Borrowings under the Credit Agreement are available for working capital and general corporate purposes, but not to fund any permitted acquisitions or other investments. There was no outstanding balance as of December 31, 2024.

We began to generate positive cash flows from operations since 2020 and have continued to generate positive cash flows from operations each subsequent quarter. We expect to continue generating positive cash flows from operations during 2025. We generated approximately $6.9 million in cash flows from operations during 2024, which helped fund the ongoing investment in our content library and the technology platform we use to deliver the content to our members.

We intend to invest approximately 15%-20% of our consolidated revenues each year to support continued investment in our content library and technology platform. This spending is entirely discretionary in nature with no contractual commitments and due to our in-house production capabilities, we can scale our content investment based on the cash flows generated from operations if necessary to ensure we have sufficient liquidity to operate our business into the future. As of December 31, 2024, our cash balance was $5.9 million.

As described in Note 16, in April 2024, the Company entered into a series of transactions with its subsidiary, Igniton, Inc., a Colorado corporation ("Igniton"), and a third-party entity to purchase a perpetual license for a total of $16.2 million of consideration comprised of $10.2 million of cash and $5.0 million of common stock of Igniton and $1.0 million of the Company's equity security investment in Telomeron (the "License Purchase"). The license allows the Company to utilize the technology developed by the third party. This license is being recorded within the Technology license, net line item on the condensed consolidated balance sheets. The License Purchase was primarily funded through an equity financing through Igniton, which raised $6.8 million of cash and $5.0 million in Igniton stock issuance from third-party investors.

In the normal course of our business, we investigate, evaluate and discuss acquisition, joint venture, minority investment, strategic relationship and other business combination opportunities in our market. For any future investment, acquisition or joint venture opportunities, we may consider using then-available liquidity, issuing equity securities or incurring indebtedness.

While there can be no assurances, we believe our cash on hand, cash expected to be generated from operations, and potential capital raising capabilities should be sufficient to fund our operations on both a short-term and long-term basis. However, our projected cash needs may change as a result of acquisitions, product development, unforeseen operational difficulties or other factors.

Class A Common Stock Offering

In February 2025, we entered into an underwriting agreement with Roth Capital Partners, LLC and Lake Street Capital Markets, LLC (the "Underwriters") relating to the offer and sale of 1,600,000 shares of our Class A common stock ($0.0001 par value) (the "Shares"). We sold the Shares to the Underwriters at the public offering price of $5.00 per share, less underwriting discounts and commissions, resulting in net proceeds of $7.4 million. The offering was made pursuant to a registration statement on Form S-3. We provided a 45-day option to the Underwriters to purchase up to an additional 240,000 Shares at $5.00 per share, less underwriting discounts and commissions (the "Over-Allotment Option"). On March 7, 2025, the Underwriters elected to waive the right to exercise the Over-Allotment Option.

Cash Flows

The following table summarizes our primary sources (uses) of cash during the periods presented:

	Years ended December 31,	
(in thousands)	2024	2023
Net cash provided by (used in):		
Operating activities	$ 6,923	$ 5,870
Investing activities	$ (14,998)	$ (5,282)
Financing activities	$ 6,169	$ (4,384)
Net decrease in cash	$ (1,906)	$ (3,796)

2024 Compared to 2023

Operating activities. Cash flows from operations increased $1.1 million during 2024 compared to 2023. This increase was primarily driven by an increase in direct membership subscriptions.

Investing activities. Cash flow used in investing activities increased $9.7 million during 2024 compared to 2023 due to impacts from the technology license purchase.

Financing activities. Cash flows provided by financing activities increased $10.6 million during 2024 compared to 2023 primarily related to debt repayments in 2023. We had no outstanding borrowings at December 31, 2024.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

As a smaller reporting company, we are not required to provide the information required by this Item.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm (PCAOB ID: 32) 29

Gaia, Inc. Consolidated Financial Statements:

Consolidated Balance Sheets 30

Consolidated Statements of Operations 31

Consolidated Statements of Changes in Equity 32

Consolidated Statements of Cash Flows... 33

Notes to Consolidated Financial Statements.. 34

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Gaia, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Gaia, Inc. and subsidiaries (collectively the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations, changes in equity, and cash flows, for the years then ended, and the related notes (collectively, referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and December 31, 2023, and the results of its operations and its cash flows as of and for each of the two years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Purchase of Technology License - Refer to Note 16 in the Consolidated Financial Statements

In April 2024, The Company entered into a series of transactions with its subsidiary, Igniton, Inc., and a third-party entity (the "Third-Party") to purchase a royalty free perpetual license (the "License") for a total of $16.2 million of consideration comprised of $10.2 million of cash, $5.0 million of common stock of Igniton and $1.0 million of the Company's equity security investment in Telomeron. The License allows the Company to utilize the technology developed by the Third Party. The License is being recorded within the *Technology license, net* line item on the consolidated balance sheet.

We identified the Purchase of Technology License as a critical audit matter because of the materiality of the transaction quantitatively and qualitatively as well as the significant inputs that were used to determine the value of the License.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the Purchase of Technology license related to the inputs that were included within the purchase of the technology license to determine the appropriate value recorded in the consolidated financial statements:

- We evaluated the internal controls in regard to the recording of the Purchase of the Technology License and determined if those controls were designed and implemented appropriately.

- We evaluated the inputs noted above that were included within the recording of the Purchase of the Technology License to determine if the amounts and methodology of recording the License were appropriate.

- We evaluated the appropriate accounting guidance for the license to be accounted for on the consolidated financial statements to ensure it was consistent with accounting principles generally accepted in the United States of America.

 /s/ Frank, Rimerman + Co. LLP

We have served as the Company's auditor since 2023.
San Francisco, California
March 10, 2025

GAIA, INC.

Consolidated Balance Sheets

(in thousands, except share and per share data)		As of December 31,		
		2024		2023
ASSETS				
Current assets:				
Cash and cash equivalents	$	5,860	$	7,766
Accounts receivable		5,560		4,111
Other receivables		1,809		2,191
Prepaid expenses and other current assets		2,513		2,015
Total current assets		15,742		16,083
Media library, net		38,987		40,125
Operating right-of-use asset, net		5,454		6,288
Property and equipment, net		26,883		26,303
Equity method investment		—		6,374
Technology license, net		15,550		—
Investments and other assets, net		6,658		3,157
Goodwill		31,943		31,943
Total assets	$	141,217	$	130,273
LIABILITIES AND EQUITY				
Current liabilities:				
Accounts payable	$	12,435	$	12,038
Accrued and other liabilities		3,491		2,599
Long-term debt, current portion		5,801		155
Operating lease liability, current portion		839		780
Deferred revenue		19,268		15,861
Total current liabilities		41,834		31,433
Long-term debt, net of current portion		—		5,801
Operating lease liability, net of current portion		4,869		5,708
Deferred taxes, net		501		551
Total liabilities		47,204		43,493
Commitments and contingencies (Note 9)				
Equity:				
Gaia, Inc. shareholders' equity:				
Class A common stock, $0.0001 par value, 150,000,000 shares authorized, 18,066,942 and 17,813,179 shares issued, 18,001,955 and 17,748,374 shares outstanding at December 31, 2024 and 2023, respectively		2		2
Class B common stock, $0.0001 par value, 50,000,000 shares authorized, 5,400,000 shares issued and outstanding at December 31, 2024 and 2023, respectively		1		1
Additional paid-in capital		171,100		170,695
Accumulated deficit		(90,428)		(85,195)
Total Gaia, Inc. shareholders' equity		80,675		85,503
Noncontrolling interests		13,338		1,277
Total equity		94,013		86,780
Total liabilities and equity	$	141,217	$	130,273

See accompanying Notes to Consolidated Financial Statements.

GAIA, INC.

Consolidated Statements of Operations

(in thousands, except per share data)		Years Ended December 31,		
		2024		**2023**
Revenues, net	$	90,363	$	80,423
Cost of revenues		12,553		11,629
Gross profit		77,810		68,794
Operating Expenses:				
Selling and operating		75,982		67,156
Corporate, general and administration		7,761		6,205
Total operating expenses		83,743		73,361
Loss from operations		(5,933)		(4,567)
Equity method investment loss		—		(501)
Interest and other income (expense), net		501		(467)
Loss before income taxes		(5,432)		(5,535)
Income tax (benefit) expense		(34)		60
Net loss	$	(5,398)	$	(5,595)
Net (loss) income attributable to noncontrolling interests	$	(165)	$	207
Net loss attributable to common shareholders	$	(5,233)	$	(5,802)
Loss per share:				
Basic (attributable to common shareholders)	$	(0.22)	$	(0.27)
Diluted (attributable to common shareholders)	$	(0.22)	$	(0.27)
Weighted-average shares outstanding:				
Basic		23,335		21,501
Diluted		23,335		21,501

See accompanying Notes to Consolidated Financial Statements.

GAIA, INC.

Consolidated Statements of Changes in Equity

(in thousands, except shares)	Common Stock Shares	Accumulated Deficit	Common Stock Amount	Additional Paid-in Capital	Non-controlling interests	Total Equity
Balance at December 31, 2022 (As restated)	20,806,186	$ (79,393)	$ 2	$ 164,180	$ 1,070	$ 85,859
Issuance of Gaia, Inc. common stock for employee stock purchase plan	21,795	—	—	43	—	43
Issuance of Gaia, Inc. common stock for RSU releases	53,464	—	—	—	—	—
Issuance of Gaia, Inc. common stock in public offering	2,058,754	—	1	4,913	—	4,914
Issuance of Gaia, Inc. common stock for media library acquisition	272,980	—	—	669	—	669
Purchase of treasury stock	(64,805)	—	—	(169)	—	(169)
Share-based compensation	—	—	—	1,059	—	1,059
Net (loss) income	—	(5,802)	—	—	207	(5,595)
Balance at December 31, 2023	23,148,374	$ (85,195)	$ 3	$ 170,695	$ 1,277	$ 86,780
Issuance of Gaia, Inc. common stock for employee stock purchase plan	15,437	—	—	33	—	33
Issuance of Gaia, Inc. common stock for RSU releases	238,144	—	—	—	—	—
Share-based compensation	—	—	—	1,283	—	1,283
Igniton activity				(911)	12,226	11,315
Net loss	—	(5,233)	—	—	(165)	(5,398)
Balance at December 31, 2024	23,401,955	$ (90,428)	$ 3	$ 171,100	$ 13,338	$ 94,013

See accompanying Notes to Consolidated Financial Statements.

GAIA, INC.

Consolidated Statements of Cash Flows

(in thousands)	Years ended December 31,			
		2024		2023
Cash flows from operating activities:				
Net loss	$	(5,398)	$	(5,595)
Adjustments to reconcile net loss to net cash provided by operating activities:				
Additions to media library		(8,925)		(8,621)
Media library amortization		10,041		9,208
Depreciation and amortization		8,580		7,833
Non-cash operating lease expense		834		1,069
Other non-cash items		(1,061)		—
Share-based compensation expense		1,283		1,059
Equity method investment losses		—		501
Income tax (benefit) expense		(34)		60
Changes in operating assets and liabilities:				
Accounts receivable		(1,536)		(1,156)
Other receivables		(231)		(2,043)
Prepaid expenses and other current assets		(461)		525
Accounts payable		288		4,656
Accrued and other liabilities		136		(3,363)
Deferred revenue		3,407		1,737
Net cash provided by operating activities		6,923		5,870
Cash flows from investing activities:				
Purchase of intangible assets		(10,016)		(8)
Additions to property and equipment		(4,982)		(5,274)
Net cash used in investing activities		(14,998)		(5,282)
Cash flows from financing activities:				
Proceeds from short-term borrowings		19,500		28,900
Proceeds from the issuance of common stock		33		4,957
Proceeds from sale of subsidiary common stock, net of transaction costs		6,315		—
Repayment of short-term debt		(19,679)		(38,072)
Purchase of treasury stock		—		(169)
Net cash provided by (used in) financing activities		6,169		(4,384)
Net change in cash and cash equivalents		(1,906)		(3,796)
Cash and cash equivalents, beginning of year		7,766		11,562
Cash and cash equivalents, end of year	$	5,860	$	7,766
Supplemental disclosure of cash flow information				
Cash paid for interest	$	586	$	481
Supplemental schedule of non-cash investing and financing activities				
Additions to property and equipment in Accounts payable	$	109	$	165
Non-cash consideration paid for intangible assets	$	6,156	$	-
Value of shares issued for acquisition of content added to Media Library	$	—	$	669

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

References in this report to "we", "us", "our", the "Company" or "Gaia" refer to Gaia, Inc. and its subsidiaries, unless we indicate otherwise.

1. Organization and Nature of Operations

Gaia, Inc. operates a global digital video subscription service and on-line community that strives to connect a unique and underserved member base. Our digital content is available to our members on most internet-connected devices anytime, anywhere commercial free. Through our online Gaia subscription service, our members have unlimited access to a vast library of inspiring films, cutting edge documentaries, interviews, yoga classes, transformation related content, and more – exclusively available to our members for digital streaming. A subscription also allows our members to download and view files from our library without being actively connected to the internet. We were incorporated under the laws of the State of Colorado on July 7, 1988.

2. Summary of Significant Accounting Policies

Basis of Presentation

We have prepared the accompanying consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, or GAAP, and they include our accounts and those of our subsidiaries, over which we exercise control. All intercompany transactions and balances have been eliminated in consolidation.

Cash and Cash Equivalents

Cash represents on-demand accounts with financial institutions that are denominated in U.S. dollars. We consider financial instruments purchased with an original maturity of 90 days or less to be cash equivalents. We also classify transactions that we expect to settle within several days as cash equivalents.

Concentration of Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and accounts receivable. Risks associated with cash within the United States are mitigated by banking with federally insured, creditworthy institutions; however, there are balances with these institutions that are greater than the Federal Deposit Insurance Corporation insurance limit. The Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses as considered necessary by management.

During the years ended December 31, 2024 and 2023, one third-party platform partner ("Partner") accounted for 19% and 15% of the Company's revenues, respectively. Additionally, two Partners accounted for 61% and 21% of accounts receivable as of December 31, 2024, respectively and 51% and 26% of accounts receivable as of December 31, 2023, respectively.

Accounts Receivable

Accounts receivable consists primarily of amounts due from Partners who have the billing relationship with the member and collect subscription fees on our behalf. We evaluate the need for an allowance for credit losses based on historical collection trends and changes in our customer payment patterns, current and expected conditions and market trends along with our operating forecasts, concentration, and creditworthiness and determined no allowance was needed at December 31, 2024 and 2023.

Property and Equipment, Net

We state property and equipment at cost less accumulated depreciation and amortization. We include in property and equipment the cost of internal-use software, including software used in connection with our websites. We expense all costs related to the development of internal-use software other than those incurred during the application development stage. We capitalize the costs we incur during the application development stage and amortize them over the estimated useful life of the software. We compute depreciation of property and equipment on the straight-line method over estimated useful lives. We amortize building improvements over the shorter of the estimated useful lives of the assets or remaining life of the building. See Note 4 for a description of estimated useful lives. Depreciation expense is included in selling and operating expense, and corporate, general and administration expense in the accompanying consolidated statements of operations.

Media Library, Net

Media library represents the lower of unamortized cost or net realizable value of capitalized costs to produce our proprietary media content, rights obtained through license arrangements and digital media content acquired through asset purchases or business combinations.

We amortize our media library in cost of revenues on a straight-line basis over the shorter of the license period or the estimated useful life of the titles, which typically ranges from 12 to 90 months. The amortization period begins with the first month of availability on our service.

Our media library is reviewed at the film group level for impairment when an event or change in circumstances indicates that the carrying amount may not be recoverable. Recoverability is measured by a comparison of the carrying amount of the film group to estimated discounted future cash flows expected to be generated by the film group. If the carrying amount exceeds the estimated future cash flows, an impairment charge is recognized by the amount by which the carrying value exceeds the fair value.

Goodwill

Goodwill represents the excess of the purchase consideration over the estimated fair value of assets acquired less liabilities assumed in a business acquisition. We have only one reporting unit; therefore, goodwill is assessed at the enterprise level. We review goodwill for impairment annually on October 1 or more frequently if indicators of impairment are identified. We have the option of first assessing qualitative factors to determine whether events and circumstances indicate that it is more likely than not that the fair value of goodwill is less than its carrying amount. If it is determined that the estimated fair value of goodwill is more likely than not greater than the carrying amount of goodwill, then an impairment test is unnecessary. If it is determined that an impairment test is necessary, then we compare the estimated fair value of goodwill with its carrying amount. If the estimated fair value of goodwill exceeds its carrying amount, we consider the goodwill not impaired. If the carrying amount of goodwill exceeds its estimated fair value, we will record an impairment loss for the difference. We use both a comparable market approach and an income approach to test for potential impairment. The market approach follows the guideline public company method to establish valuation multiples for comparison. The income approach follows a traditional discounted cash flow model. Primary assumptions for each approach include revenue projections, operating expenses, discount rate, control premium, and terminal growth rate. Projections are dependent on management assumptions, which are partly based on the Company's historical experience. The results of these approaches are evaluated against the Company's market capitalization for reasonableness. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment at many points during the analysis. Application of alternative assumptions and definitions could yield significantly different results. During 2024 and 2023, no impairment of goodwill was recognized.

Long-Lived Assets

We evaluate the carrying value of long-lived assets held and used, other than goodwill, when events or changes in circumstances indicate the carrying value may not be recoverable. We consider the carrying value of a long-lived asset impaired when the total projected undiscounted cash flows from such asset are separately identifiable and are less than the carrying value. We recognize a loss based on the amount by which the carrying value exceeds the estimated fair value of the long-lived asset. We determine the estimated fair value primarily using the projected cash flows from the asset discounted at a rate commensurate with the risk involved. During 2024 and 2023, no impairment of long-lived assets was recognized.

Income Taxes

We provide for income taxes pursuant to the asset and liability method. The asset and liability method requires recognition of deferred income taxes based on temporary differences between financial reporting and income tax bases of assets and liabilities, using current enacted income tax rates and regulations. These differences will result in taxable income or deductions in future years when the reported amount of the asset or liability is recovered or settled, respectively. Considerable judgment is required in determining when these events may occur and whether recovery of an asset, including the utilization of a net operating loss or other carryforward prior to its expiration, is more likely than not.

The Company does not recognize certain tax benefits from uncertain tax positions within the provision for income taxes. The Company may recognize a tax benefit only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. See Note 13 to the consolidated financial statements for further information regarding income taxes.

Non-Income Taxes

The Company accrues for non-income tax assessments from foreign jurisdictions related to prior periods and recognizes the expense within selling and operating, when deemed probable and estimable. Once the requirement to remit non-income taxes to foreign jurisdictions has been established, we present revenues net of the non-income taxes collected from members and remit such amounts to foreign tax authorities.

Revenue Recognition

Revenues consist primarily of subscription fees paid by our members. We present revenues net of the taxes that are collected from members and remitted to governmental authorities. Members are billed in advance and revenues are recognized ratably over the subscription term. Deferred revenues consist of subscription fees collected from members that have not been earned and are recognized ratably over the remaining term of the subscription. We recognize revenue on a net basis for relationships where our Partners have the primary relationship, including billing and service delivery, with the member. We recognize revenue on a gross basis for members whose primary relationship is with Gaia. Payments made to Partners to assist in promoting our service on their platforms are expensed to marketing expenses in the period incurred. We do not allow access to our service to be provided as part of a bundle by any of our Partners.

As of December 31, 2024, total deferred revenue was $19.3 million and is expected to be recognized as revenue within the next 12 months.

Revenues earned from sources other than monthly membership fees were $4.0 million for the year ended December 31, 2024 and $2.7 million for the year ended December 31, 2023, which is also recognized in accordance with ASC Topic 606.

Business Combinations

Gaia recognizes identifiable assets acquired and liabilities assumed at their acquisition date fair values. Goodwill is measured as the excess of the consideration transferred over the fair value of assets acquired and liabilities assumed on the acquisition date. While we use our best estimates and assumptions as part of the purchase price allocation process to accurately value assets acquired and liabilities assumed, these estimates are inherently uncertain and subject to refinement. The authoritative guidance allows a measurement period of up to one year from the date of acquisition to make adjustments to the preliminary allocation of the purchase price. As a result, during the measurement period we may record adjustments to the fair values of assets acquired and liabilities assumed, with the corresponding offset to goodwill to the extent that it identifies adjustments to the preliminary purchase price allocation. Upon conclusion of the measurement period or final determination of the values of the assets acquired and liabilities assumed, whichever comes first, any subsequent adjustments will be recorded to the consolidated statement of operations.

Marketing

Marketing costs consist primarily of advertising expenses, which include promotional activities such as online advertising and public relations expenditures. Advertising costs are expensed as incurred and included in selling and operating expense in the accompanying consolidated statements of operations. During 2024 and 2023, we expensed marketing and advertising costs of $38.1 million and $33.1 million, respectively.

Share-Based Compensation

We recognize compensation cost for share-based awards based on the estimated fair value of the award on date of grant. We measure compensation cost at the grant date based on the estimated fair value of the award and recognize compensation cost upon the probable attainment of a specified performance condition over the estimated performance period or for time-based awards over the service period. Since 2019, we have only granted restricted stock units, for which we utilize the market price of our common stock on the date of grant to estimate fair value. We account for forfeitures as they occur.

Segment Information

Gaia's Chief Executive Officer is the chief operating decision maker, who reviews Gaia's financial information presented on a consolidated basis for purposes of allocating resources and evaluating our financial performance. Accordingly, we have determined that we operate in a single reporting segment.

Investments and Other Assets, Net

During the year ended December 31, 2023, the Company determined it had the ability to exercise influence over Telomeron, Inc. ("Telomeron") and, therefore, used the equity method of accounting to account for its equity interest. During the first quarter of 2024, the Company determined it no longer has the ability to exercise significant influence over Telomeron and, as such, the investment was reclassified at its carrying value to an equity security investment. The investment has been reclassed into Investments and other assets, net on our condensed consolidated balance sheets.

Defined Contribution Plan

We have adopted a defined contribution retirement plan ("the Plan") under Section 401(k) of the Internal Revenue Code of 1986, as amended ("Internal Revenue Code"), which covers substantially all employees. Eligible employees may contribute amounts to the Plan, via payroll withholding, subject to certain limitations. The Plan permits, but does not require, us to make additional matching contributions to the Plan on behalf of all participants in the Plan. The Plan allows us to determine the match contribution percentage, if any. We made matching contributions to the Plan of $0.3 million and $0.2 million for the years ended December 31, 2024 and 2023, respectively.

Fair Value Measurements

Fair value represents the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Assets and liabilities are valued based upon observable and non-observable inputs. Valuations using Level 1 inputs are based on unadjusted quoted prices that are available in active markets for the identical assets or liabilities at the measurement date. Level 2 inputs utilize significant other observable inputs available at the measurement date, other than quoted prices included in Level 1, either directly or indirectly; and valuations using Level 3 inputs are based on significant unobservable inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment. The carrying amounts of our cash and cash equivalents, accounts receivable, accounts payable and other current liabilities approximate their fair values.

Leases

As discussed in Note 7, we entered into an operating lease in connection with the sale of a portion of our corporate campus. We record the ROU asset for the operating lease term as an asset and our obligation to make lease payments as a liability. Leases with an initial term of 12 months or less are not recognized on the consolidated balance sheet and the expense for these short-term leases are recognized on a straight-line basis over the lease term. Variable lease payments are not included in the lease payments used to measure the lease liability and are expensed as incurred.

Noncontrolling Interest

Gaia holds certain interests in entities where Gaia is the majority owner but not sole owner. These investments are included in our consolidated financial statements. The minority-owned portion of these investments is presented as Noncontrolling Interest ("NCI") on the consolidated financial statements. Any changes of the ownership interest of NCI are accounted for as equity transactions and adjustments in the consolidated financial statements.

Loss Per Share

Basic loss per share is computed using the weighted-average number of outstanding shares of common stock during the period. Diluted loss per share is computed using the weighted-average number of outstanding shares of common stock and, when dilutive, potential shares of common stock outstanding during the period. Potential shares of common stock consist of incremental shares issuable upon the assumed exercise of stock options and vesting of restricted stock units utilizing the treasury stock method.

Investments

The Company classifies investments at the acquisition date and re-evaluates the classification at each balance sheet date and when events or changes in circumstances indicate that there is a change in the Company's ability to exercise significant influence. The ability to exercise significant influence over, but not control, the operating and financial policies of the investee is presumed to exist when the Company owns 20% or greater of the voting interests in the investee, but the Company also applies judgment regarding its level of influence over the investee by considering key factors such as representation on the board of directors, participation in policy-making decisions, and material intercompany transactions. The Company accounts for its investments in other entities over which the Company has the ability to exercise significant influence, but not control, using the equity method of accounting.

Under the equity method of accounting, the Company's investment is initially recorded at cost within Investments in Equity Method Investees on the consolidated balance sheets. The Company adjusts its investment for contributions made, its proportionate share of net earnings, declared dividends, and distributions of the investee. To the extent there is a basis difference between the amount invested and the Company's proportionate share of the underlying net assets of the investee, the Company allocates such differences amongst the recorded assets of the investee. The basis differences are amortized on a straight-line basis over the underlying assets' estimated useful lives when calculating the attributable earnings or losses. The Company records in the statements of operations its share of income or loss of the investee, including any amortization of basis differences, within interest and other expense, net, which results in an increase or decrease to the carrying value of the investment. Any dividends received from the investee are recorded as a reduction of the carrying value of the investment.

The Company assesses investments for impairment whenever events or changes in circumstances indicate that the carrying value of an investment may not be recoverable. If the investment is determined to have a decline in value deemed to be other than temporary, it is written down to estimated fair value. We did not record any impairment charges on our investments during the years 2024 or 2023.

Use of Estimates

The preparation of the consolidated financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and disclosures. Although we base these estimates on our best knowledge of current events and actions that we may undertake in the future, actual results may be different from the estimates.

Recently Issued Accounting Pronouncements Not Yet Adopted

In October 2023, Financial Accounting Standards Board (the "FASB") issued Accounting Standards Update ("ASU") 2023-06, Disclosure Improvements ("ASU 2023-06"), to clarify or improve disclosure and presentation requirements of a variety of topics and align the requirements in the FASB ASC with the SEC's regulations. The amendments in ASU 2023-06 will become effective on the date the related disclosures are removed from Regulation S-X or Regulation S-K by the SEC, and will no longer be effective if the SEC has not removed the applicable disclosure requirement by June 30, 2027. Early adoption is prohibited. We are currently evaluating the impact of ASU 2023-06 on its consolidated financial statements and disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (ASC Topic 740): Improvements to Income Tax Disclosures, which requires public entities, on an annual basis, to provide disclosure of specific categories in the rate reconciliation, as well as disclosure of income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the impact of adopting ASU 2023-09.

In November 2024, the FASB issued ASU 2024-03, Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (ASC Subtopic 220-40): Disaggregation of Income Statement Expenses, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (ASC Topic 280): Improvements to Reportable Segment Disclosures, which requires public entities to disclose information about their reportable segments' significant expenses and other segment items on an interim and annual basis. Public entities with a single reportable segment are required to apply the disclosure requirements in ASU 2023-07, as well as all existing segment disclosures and reconciliation requirements in ASC Topic 280 on an interim and annual basis. The Company adopted ASU 2023-07 during the year ended December 31, 2024. The Company applied ASU 2023-07 retrospectively to the earliest period presented. See Note 15 Segment and Geographic Information in the accompanying notes to the consolidated financial statements for further detail.

3. Media Library, Net

Media library stated at lower of cost or net realizable value, consists of the following as of December 31:

(in thousands)		2024		2023
Media library, net:				
Acquired media, net	$	3,617	$	4,656
Licensed media, net		3,715		3,865
Produced media, net		29,262		29,483
Produced media in progress		2,393		2,121
Total media library, net	$	38,987	$	40,125

As described in Note 2, amortization is typically over 12 to 90 months commencing with the month the content is available on our site and is included in cost of revenues on the accompanying consolidated statements of operations. Amortization expense for our media library was $10.0 million and $9.2 million during 2024 and 2023, respectively. Future depreciation and amortization is expected to be:

(in thousands)		Acquired Media		Licensed Media		Produced Media		Total
2025	$	921	$	1,316	$	7,297	$	9,534
2026		881		1,020		6,405		8,306
2027		735		682		5,205		6,622
	$	2,537	$	3,018	$	18,907	$	24,462

The remaining $14.5 million of the $39.0 million balance for our media library at December 31, 2024 will be amortized over the 5 years thereafter.

4. Property and Equipment, Net

Property and equipment, net consist of the following as of December 31:

(in thousands)	Estimated Useful Lives (in Years)	2024		2023	
Land		$	2,597	$	2,597
Buildings and improvements	3-45 years		20,157		20,151
Website development and other software	3 years		17,051		18,230
Studio, computer, telephone and lab equipment	3-10 years		8,210		6,148
Property and equipment, gross			48,015		47,126
Accumulated depreciation and amortization			(21,132)		(20,823)
Total property and equipment, net		$	26,883	$	26,303

Depreciation expense was $7.4 million and $7.3 million for the years ended December 31, 2024 and 2023, respectively.

5. Goodwill and Investments and Other Assets, Net

Goodwill

We performed an annual qualitative test for goodwill impairment in the fourth quarter of the years ended December 31, 2024 and 2023 and determined that goodwill was not impaired. Goodwill was $31.9 million as of December 31, 2024 and 2023.

Investments and Other Assets, Net

Investments and other assets, net represents Gaia's investments in entities for which we do not exercise significant influence or have significant ownership stake, as well as assets that are held for sale not in the ordinary course of business. Investments and other assets, net consist of the following as of December 31:

(in thousands)	2024		2023	
Other assets	$	5,540	$	1,471
Other intangible assets, net		1,118		1,686
Investments and other assets, net	$	6,658	$	3,157

The following table represents our other intangible assets, net by major asset class as of the dates indicated, which are included in Investments and other assets, net on the accompanying consolidated balance sheets as of December 31:

(in thousands)	2024		2023	
Amortizable Intangible Assets				
Customer relationships	$	2,000	$	2,000
Accumulated amortization		(1,511)		(1,011)
Customer relationships, net	$	489	$	989
Tradenames	$	270	$	270
Accumulated amortization		(204)		(136)
Tradenames, net	$	66	$	134
Unamortized Intangible Assets				
Domain names	$	563	$	563
Other intangible assets, net	$	1,118	$	1,686

The customer related intangible assets are amortized on a straight-line basis over 48 months. Amortization expense was $568 thousand and $568 thousand for 2024 and 2023, respectively. Weighted-average remaining useful life for these intangible assets is 12 months. Future amortization of our amortizable intangible assets as of December 31, 2024 is expected to be $555 thousand for the year ended December 31, 2025.

6. Accrued and Other Liabilities

Accrued and other liabilities consist of the following as of December 31:

(in thousands)	2024		2023	
Accrued compensation	$	1,758	$	1,006
SEC settlement		—		560
Other accrued expenses		1,733		1,033
Accrued and other liabilities	$	3,491	$	2,599

7. Leases

In connection with the sale of a portion of our corporate campus as further discussed in Note 8 to the consolidated financial statements, we leased the property pursuant to a master lease for a term extending through September 30, 2030, with two five-year extensions. The extension options are not recognized as part of the right-of-use asset and lease liability. We record the right to use the underlying asset for the operating lease term as an asset and our obligation to make lease payments as a liability, based on the present value of the lease payments over the lease term. At December 31, 2024, the weighted average remaining lease term was 5.75 years and the weighted average discount rate was 3.75%.

Because the rate implicit in the lease is not readily determinable, we use our incremental borrowing rate to determine the present value of lease payments. Information related to our right-of-use asset and related lease liability were as follows:

	As of December 31,		
(in thousands)	2024		2023
Operating right-of-use asset, net	$	5,454	$	6,288
Operating lease liability, current portion	$	839	$	780
Operating lease liability, net of current portion		4,869		5,708
	$	5,708	$	6,488

	For the Year Ended December 31,		
(in thousands)	2024		2023
Cash paid for operating lease liabilities	$	1,001	$	1,001

Operating lease expense is recognized on a straight-line basis over the lease term. Our operating lease expense was $1.1 million for both 2024 and 2023. Future amortization of our lease liability as of December 31, 2024 is expected to be as follows:

(in thousands)		
2025	$	1,035
2026		1,064
2027		1,093
2028		1,123
2029		1,154
Thereafter		883
Future lease payments, gross		6,352
Less: Imputed interest		(644)
Operating lease liability	$	5,708

8. Debt

On September 9, 2020, our wholly owned subsidiary Boulder Road LLC ("Boulder Road") sold a 50% undivided interest in a portion of our corporate campus to Westside Boulder, LLC ("Westside"). Boulder Road retained a 50% undivided interest in the property as well as full ownership of our studio and production facilities. Boulder Road received consideration of $13.2 million in the transaction.

On December 28, 2020, Boulder Road and Westside ("Borrower") entered into a loan agreement with First Interstate Bank, as lender, providing for a mortgage loan in the principal amount of $13.0 million. The mortgage bears interest at a fixed rate of 3.75% per annum, matures on December 28, 2025, is secured by a deed of trust on our corporate campus, a portion of which is owned by Boulder Road and Westside as tenants-in-common and the remainder of which is owned by Boulder Road. Westside and Boulder Road each received 50% of the loan proceeds and are each responsible for 50% of the monthly installments. Gaia guaranteed payment of the mortgage. The mortgage contains customary affirmative and negative covenants (each with customary exceptions), including limitations on the Borrower's ability to incur liens or debt, make investments, or engage in certain fundamental changes. Additionally, the Credit Agreement requires Boulder Road to maintain a minimum Debt Service Ratio – Pre Distribution of 1.35 to 1.00 annually and a minimum Debt Service Ratio – Post Distribution of 1.15 to 1.00 annually. As of December 31, 2024 and December 31, 2023, the Borrower was in compliance with all related covenants.

On August 25, 2022 (the "Closing Date"), Gaia, as borrower, and certain subsidiaries, as guarantors, entered into a Credit and Security Agreement (the "Credit Agreement") with KeyBank National Association ("KeyBank"). The Credit Agreement provides for a revolving credit facility in an aggregate amount of up to $10.0 million with a sublimit of $1.0 million available for issuances of letters of credit. Borrowings under the Credit Agreement are available for working capital and general corporate purposes, but not to fund any permanent acquisitions or other investments. There were no outstanding borrowings as of December 31, 2024.

Loans made, or letters of credit issued, under the Credit Agreement mature on August 25, 2025 and are secured (subject to permitted liens and other exceptions) by a first priority lien on all business assets, including intellectual property, of Gaia and the subsidiary guarantors.

Any advance under the Credit Agreement shall bear interest at the Daily Simple Secured Overnight Financing Rate ("SOFR") (subject to a floor of 0.00%), plus, the SOFR Index Adjustment of 0.10%, plus a margin of 2.00%; provided, that, during the existence of a Benchmark Unavailability Period or a SOFR Unavailability Period, advances shall bear interest at the Base Rate, which is a fluctuating interest rate per annum equal to the highest of (i) the Federal Funds Rate plus 0.50%, (ii) KeyBank's "prime rate," (iii) SOFR and (iv) 3.00%, plus, in each instance, a margin of 1.00%.

The aggregate outstanding amount of advances under the Credit Agreement is required to be $0 for at least 30 consecutive days during the period commencing on the 12-month anniversary of the Closing Date and ending on the 24-month anniversary of the Closing Date. The Company satisfied this requirement during 2023.

The Credit Agreement contains customary affirmative and negative covenants (each with customary exceptions), including limitations on the Company's ability to incur liens or debt, make investments, pay dividends, enter into transactions with its affiliates and engage in certain fundamental changes. Additionally, the Credit Agreement requires Gaia to maintain a Fixed Charge Coverage Ratio of not less than 1.20 to 1.00 and to not permit the Leverage Ratio to exceed 1.50 to 1.00 for any computation period. As of December 31, 2024 and December 31, 2023, the Borrower was in compliance with all related covenants.

Maturities on long-term debt, net are $5.80 million for the year ended December 31, 2025.

9. Commitments and Contingencies

From time to time, we are involved in legal proceedings that we consider to be in the normal course of business. We record accruals for losses related to those matters against us that we consider to be probable and that can be reasonably estimated. Based on available information, in the opinion of management, settlements, arbitration awards and final judgments, if any, that are considered probable of being rendered against us in litigation or arbitration in existence at December 31, 2024 and that can be reasonably estimated are either reserved against or would not have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

The Company is subject to tax examinations for non-income taxes in foreign jurisdictions where it provides services to consumers residing in foreign jurisdictions. A number of these examinations are ongoing and, in certain cases, have resulted in assessments from foreign tax authorities. An accrual for non-income tax liability is recognized for foreign jurisdictions when it is probable that a liability has been incurred and the non-income tax exposure can be reasonably estimated. For other foreign jurisdictions requiring non-income taxes, the Company has determined that the non-income tax exposure is reasonably possible. However, considering the Company is in early stages of the examination, and the Company's prior experience with foreign tax authorities, the Company is unable to reasonably estimate the amount of non-income tax exposure that may be incurred.

10. Loss Per Share

Basic loss per share is computed using the weighted-average number of outstanding shares of common stock during the period. Diluted loss per share is computed using the weighted-average number of outstanding shares of common stock and, when dilutive, potential shares of common stock outstanding during the period ("Common stock equivalents"). Common stock equivalents consist of incremental shares issuable upon the assumed exercise of stock options and vesting of restricted stock units utilizing the treasury stock method. There were no common stock equivalents for 2024 and 2023. The computation of loss per share is as follows:

(in thousands, except per share data)	For the Year Ended December 31,	
	2024	2023
Loss per share, basic and diluted:		
Net loss attributable to common shareholders	$ (5,233)	$ (5,802)
Shares used in computation:		
Weighted-average common stock outstanding	23,335	21,501
Weighted-average number of shares	23,335	21,501
Loss per share, basic and diluted	$ (0.22)	$ (0.27)

We excluded the effect of the below elements from our calculation of diluted loss per share, as their inclusion would have been anti-dilutive, as there were no earnings attributable to common shareholders.:

(in thousands)	For the Year Ended December 31,	
	2024	2023
Employee stock options and restricted stock units	1,485	1,762

11. Shareholders' Equity

Our common stock has two classes, Class A and Class B. Each holder of our Class A common stock is entitled to one vote for each share held on all matters submitted to a vote of shareholders. Each holder of our Class B common stock is entitled to ten votes on all matters submitted to a vote of shareholders. There are no cumulative voting rights. All holders of our Class A common stock and our Class B common stock vote as a single class on all matters that are submitted to the shareholders for a vote, except as provided by law or as set forth in our charter. Shareholders may consent to an action in writing and without a meeting under certain circumstances. Jirka Rysavy, our chairman, holds 100% of our 5,400,000 outstanding shares of Class B common stock and also owns 291,682 shares of Class A common stock. Consequently, our chairman holds approximately 75% of our voting stock and is able to exert substantial influence over and to control matters requiring approval by shareholders, including the election of directors, increasing our authorized capital stock, or a merger or sale of substantially all of our assets. As a result of Mr. Rysavy's control of us, no change of control can occur without Mr. Rysavy's consent.

We have 50 million preferred shares authorized, with none issued and outstanding as of December 31, 2024 and 2023. Pursuant to our articles of incorporation, the Board of Directors can, at any time, and without stockholder approval, issue one or more new series of preferred stock, with such designations, preferences, limitations and relative rights as shall be expressed in articles of amendment, however, the Board of Directors shall not issue or authorize any voting preferred stock without the consent or approval of a majority of the Class B common stock.

Our Class A common stock and our Class B common stock are entitled to receive dividends, if any, as may be declared by our board of directors out of legally available funds. No dividends were declared in 2024 or 2023. In the event of a liquidation, dissolution or winding up of Gaia, our Class A common stock and our Class B common stock are entitled to share ratably in our assets remaining after the payment of all of our debts and other liabilities. Holders of our Class A common stock and our Class B common stock have no preemptive, subscription or redemption rights, and there are no redemption or sinking fund provisions applicable to our Class A common stock or our Class B common stock.

Our Class B common stock may not be transferred unless converted into our Class A common stock. Shares of our Class B common stock are convertible one-for-one into shares of our Class A common stock, at the option of the holder of the Class B common stock.

During 2024 and 2023, we issued shares of our Class A common stock as shown in the table below under our 2019 Long-Term Incentive Plan (the "2019 Plan") and the 2009 Long-Term Incentive Plan (the "2009 Plan").

	For the Years Ended December 31,	
	2024	2023
Shares issued to independent directors for vesting of restricted stock units issued for services rendered, in lieu of cash compensation	56,035	45,268
Shares issued to employees upon exercise of stock options, vesting of restricted stock units, and employee stock purchase program	197,546	29,991

Class A Common Stock Offering

On October 2, 2023, we entered into an underwriting agreement with Lake Street Capital Markets, LLC (the "Underwriter") relating to the offer and sale of 1,855,000 shares of our Class A common stock ($0.0001 par value) ("the Shares"). We sold the Shares to the Underwriter at the public offering price of $2.70 per share less underwriting discounts and commissions, resulting in net proceeds of $4.7 million. We provided a 30-day option to the Underwriter to purchase up to an additional 278,250 Shares to cover over-allotments. On November 3, 2023, the Underwriter purchased an additional 203,754 shares generating additional net proceeds of $0.5 million pursuant to the partial exercise of the over-allotment option.

As of December 31, 2024, we had the following Class A common shares reserved for future issuance:

Conversion of Class B common stock	5,400,000
Reserved under the ESPP (note 12)	205,954
Stock options outstanding under the 2009 Plan	197,846
Restricted stock units outstanding under the 2009 Plan	—
Restricted stock units outstanding under the 2019 Plan	1,286,991
Total shares reserved for future issuance	7,090,791

12. Share-Based Compensation

The Company's 2019 Employee Stock Purchase Plan (the "ESPP") became effective on April 29, 2019. The purpose of the ESPP is to provide eligible employees an opportunity to purchase shares of our Class A common stock over time through regular payroll deductions. The ESPP initially reserved and authorized the issuance of up to a total of 300,000 shares of our Class A common stock to participating employees, subject to certain adjustments. The number of shares of Class A common stock available for issuance under the ESPP will be increased on the first day of each year beginning with 2020 in an amount equal to the number of shares issued under the ESPP in the prior year. No participant may purchase more than 1,000 shares of our Class A common stock during any offering period under the ESPP. In addition, under applicable tax rules, an employee may purchase no more than $25,000 worth of shares of our Class A common stock, valued at the start of the offering period, under the ESPP for each calendar year.

On April 29, 2019, the 2019 Plan became effective. This replaced the 2009 Plan, which lost the authority to grant new options under the 2009 Plan on April 23, 2019. The purpose of the 2019 Plan is to advance the interests of our company and its shareholders by providing incentives to certain employees and other key individuals who perform services for us, including those who contribute significantly to the strategic and long-term performance objectives and growth of our company. No more than 1.8 million shares of our Class A common stock, subject to certain adjustments, may be issued under the 2019 Plan, and the 2019 Plan terminates no later than April 25, 2029.

In 2015, we commenced issuing restricted stock units ("RSUs"). The RSUs entitle the recipient to receive one share of Class A common stock for each RSU upon vesting. The RSUs are issued with cliff vesting in five years for employees and one year for directors, provided that the recipient is still an employee or director of Gaia on such date. The RSUs will be automatically forfeited and of no further force and effect if the vesting conditions are not met. We value our RSUs using the market price of our common stock on the date of grant. We use the Black-Scholes option pricing model to determine the fair value of options granted during the year. No options were granted during 2024 or 2023. The exercise price of our legacy outstanding options is generally equal to the closing market price of our stock at the date of the grant. We recognize the compensation expense related to share-based payment awards on a straight-line basis over the requisite service periods of the awards, which are generally five years for employees, and one year for board members.

The table below presents a summary of activity under the 2009 Plan and the 2019 Plan, as of December 31, 2024, and changes during the year then ended:

(in thousands, except share and per share amounts)	Number of Shares Available for issuance Under the Plan	Stock Options					Restricted Stock Units	
		Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value		Shares	Weighted Average Grant Date Fair Value
Outstanding at January 1, 2024	295,724	222,846	$ 8.19	2.6	$ —		1,539,171	$ 5.70
Restricted stock unit grants	(58,653)		—				58,653	4.20
Exercised options		—						
Restricted stock unit vesting	(60,743)		—				(238,144)	11.29
Cancelled or forfeited restricted stock units and options	67,689	(25,000)	7.02				(72,689)	4.46
Outstanding at December 31, 2024	244,017	197,846	$ 8.33	1.9	$ —		1,286,991	$ 4.63
Exercisable options at December 31, 2024		197,846	$ 8.33	1.9	$ —			

The table below presents our outstanding RSUs by vest date:

Vest Date	RSUs
May 20, 2025	31,465
January 1, 2026	4,708
March 15, 2026	157,220
March 31, 2026	283,872
March 31, 2027	32,491
March 15, 2028	592,827
April 1, 2028	157,220
August 19, 2029	27,188
	1,286,991

During 2024 and 2023, we recognized approximately $1.3 million and $1.1 million, respectively, of share-based compensation expense. Total share-based compensation expense is reported in selling and operating expenses and corporate, general and administration expenses on our consolidated statements of operations. The total income tax impact on provision was $0.8 million and $1.2 million, for 2024 and 2023, respectively. There were no options exercised during 2024 or 2023. We issue new shares upon the exercise of options and vesting of RSUs.

As of December 31, 2024, there was $2.6 million of unrecognized cost related to non-vested share-based compensation arrangements granted under the 2009 and 2019 Plans. We expect that cost to be recognized over a weighted-average period of 2.66 years.

13. Income Taxes

The source of income before income taxes are as follows:

(in thousands)	2024	2023
Domestic	$ (5,781)	$ (5,535)
Foreign	349	—
	$ (5,432)	$ (5,535)

Our income tax (benefit) expense is comprised of the following:

	For the Years Ended December 31,	
(in thousands)	2024	2023
Current:		
Federal	$ —	$ —
State	6	7
Foreign	10	
Total current	16	7
Deferred:		
Federal	(128)	49
State	7	4
	70	
Total deferred	(50)	53
Income tax (benefit) expense	$ (34)	$ 60

The income tax (benefit) expense differs from the tax expense that would result by applying the statutory federal income tax rate to loss before taxes is due to the following:

	For the Years Ended December 31,	
(in thousands)	2024	2023
Expected federal income tax benefit at statutory rate of 21% in 2024 and 2023	$ (1,141)	$ (1,163)
Effect of permanent other differences	1	(359)
Goodwill	(645)	—
Return to provision adjustments	(60)	(123)
State income tax expense (benefit), net of federal benefit tax assets	560	(6)
Valuation allowance	883	1,711
Other	369	
Income tax (benefit) expense	$ (34)	$ 60

Deferred income taxes reflect net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the net deferred income tax assets (liabilities) are as follows:

(in thousands)	As of December 31,	
	2024	2023
Deferred tax assets:		
Net operating loss carryforward	$ 18,254	$ 17,852
Long-term lease	1,127	1,284
Stock-based compensation	888	1,246
Equity method investment	839	816
Other	654	251
Tax credits	296	300
Legal accrual	—	172
Deferred tax assets before valuation allowance	22,057	21,921
Valuation allowance	(18,710)	(17,826)
Deferred tax assets, net of valulation allowance	3,348	4,095
Deferred tax liabilites:		
Depreciation and amortization	(2,516)	(3,231)
Right of use lease asset	(1,262)	(1,415)
Deferred Revenue	(70)	
Total deferred tax liabilites	(3,848)	(4,646)
Net deferred tax asset/(liability)	$ (501)	$ (551)

Periodically, we perform assessments of the realization of our net deferred tax assets considering all available evidence, both positive and negative. We determined that a valuation allowance against our deferred tax assets of $18.7 million and $17.8 million for 2024 and 2023, respectively, was necessary due to the cumulative loss incurred over a four-year period. We have federal and state net operating loss carryforwards of approximately $83.9 million and $29.5 million, respectively, of which $7.8 million in federal net operating losses expire after 2037. Net operating losses generated in 2018 and beyond do not expire. The Coronavirus Aid, Relief, and Economic Security Act (CARES Act) is a stimulus bill which was in response to economic consequences of the COVID-19 pandemic. The CARES Act provided an employee retention credit, which is a refundable tax credit against certain employment taxes. During the second half of 2023, we recorded $1.75 million related to the employee retention credit in Selling and operating expenses in the consolidated statements of operations with a related receivable balance from the United States government related to the CARES Act, which is recorded in Prepaid expenses and other current assets on our consolidated balance sheets.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. We measure the tax benefits recognized in the consolidated financial statements from such a position based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. The application of income tax law is inherently complex. Laws and regulations in this area are voluminous and are often ambiguous. As such, we are required to make many subjective assumptions and judgments regarding our income tax exposures. Interpretations of and guidance surrounding income tax law and regulations change over time and may result in changes to our subjective assumptions and judgments which can materially affect amounts recognized in our consolidated balance sheets and consolidated statements of operations.

The result of our assessment of our uncertain tax positions did not have a material impact on our consolidated financial statements. Our federal and state tax returns for all years after 2015 are subject to future examination by tax authorities for all our tax jurisdictions. We recognize interest and penalties related to income tax matters in interest and other income (expense) and corporate, general and administrative expenses, respectively.

We operate in a number of tax jurisdictions and are subject to examination of its income tax returns by tax authorities in those jurisdictions who may challenge any item on these returns. Because the tax matters challenged by tax authorities are typically complex, the ultimate outcome of these challenges is uncertain In accordance with ASC Topic 740, we recognize the benefits of uncertain tax positions in our consolidated financial statements only after determining that it is more likely than not that the uncertain tax positions will be sustained.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in thousands)		
Balance at January 1, 2024	$	—
Additions for tax positions related to the current year		50
Balance at December 31, 2024	$	50

In the normal course of business, we are subject to examination by taxing authorities in U.S. Federal and U.S. state jurisdictions. The period subject to examination for our federal return is tax year 2019 and later. We believe that an adequate provision has been made for any adjustments that may result from tax examinations. However, the outcome of tax audits cannot be predicted with certainty. If any issues addressed in our tax audits are resolved in a manner not consistent with management's expectations, we could be required to adjust the provision for income tax in the period such resolution occurs.

14. Equity Method Investment

During the year ended December 31, 2023, the Company determined it had the ability to exercise influence over Telomeron, Inc. ("Telomeron") and, therefore, used the equity method of accounting to account for its equity interest. During the first quarter of 2024, the Company determined it no longer has the ability to exercise significant influence over Telomeron and, as such, the investment was reclassified at its carrying value to an equity security investment. The investment has been reclassed into Investments and other assets, net on our condensed consolidated balance sheets.

15. Segment Information and Geographic Information

As discussed in Note 2, our chief operating decision maker reviews operating results on a consolidated basis and we, therefore, have one reportable segment.

The following table presents selected financial information with respect to the Company's single operating segment for the years ended December 31, 2024 and 2023:

	Years Ended December 31,	
(in thousands, except per share data)	2024	2023
Revenues, net	$ 90,363	$ 80,423
Cost of revenues	12,553	11,629
Gross profit	77,810	68,794
Operating Expenses:		
Selling and operating	75,982	67,156
Corporate, general and administration	7,761	6,205
Total operating expenses	83,743	73,361
Loss from operations	(5,933)	(4,567)
Equity method investment loss	—	(501)
Interest and other income (expense), net	501	(467)
Loss before income taxes	(5,432)	(5,535)
Income tax (benefit) expense	(34)	60
Net loss	$ (5,398)	$ (5,595)
Net (loss) income attributable to noncontrolling interests	$ (165)	$ 207
Net loss attributable to common shareholders	$ (5,233)	$ (5,802)

See the consolidated financial statements for other financial information regarding the Company's operating segment.

Geographic Information

We have members in the United States and over 185 foreign countries. The major geographic territories are the U.S., Canada and Australia based on the billing location of the member.

The following represents geographical data for our operations:

	For the Years Ended December 31,	
(in thousands)	2024	2023
Revenue:		
United States	$ 50,252	$ 44,104
International	40,111	36,319
	$ 90,363	$ 80,423

16. Igniton Transactions

In April 2024, the Company entered into a series of transactions with its subsidiary, Igniton, Inc., a Colorado corporation ("Igniton"), and a third-party entity to purchase a royalty free perpetual license for a total of $16.2 million of consideration comprised of $10.2 million of cash, $5.0 million of common stock of Igniton and $1.0 million of the Company's equity security investment in Telomeron (the "License Purchase"). The license allows the Company to utilize the technology developed by the third party. This license is being recorded within the *Technology license, net* line item on the consolidated balance sheets.

The License Purchase was funded through an equity financing through Igniton, which raised $6.8 million of cash, $5.0 million in Igniton stock issuance from third-party investors and $4.0 million investment from Gaia.

Technology license, net consists of the following as of December 31, 2024:

(in thousands)	December 31, 2024
Technology license	$ 16,156
Accumulated amortization	(606)
Technology license, net	$ 15,550

On April 18, 2024, Igniton, and subsidiary of the Company, closed a sale of 2,750,000 shares of Igniton common stock (the "Igniton Shares") to certain funds managed by AWM Investment Company, Inc. ("AWM") for total net proceeds of approximately $3.2 million. Igniton's total proceeds included an approximately $0.4 million premium that was passed to the Company in exchange for the issuance to AWM of a non-transferable right granting AWM a one-time ability to sell the Igniton Shares to the Company for the total net proceeds paid (the "Option"), payable at the Company's option, in cash or shares of the Company's Class A common stock having a value per share equal to the trailing 5-day average Volume-Weighted Average Price prior to the exercise of the Option. The amounts have been recorded within Additional paid-in capital and Noncontrolling interests within the Condensed Consolidated Statements of Changes in Equity.

The following schedule discloses the effects of changes in the Company's ownership of Igniton on the Company's equity as a result of the Igniton's sale of shares to AWM for the period presented:

(in thousands)	For the Year Ended December 31, 2024
Net income attributable to Gaia, Inc. shareholders	$ (5,233)
Change in Gaia's paid-in capital for sale of Igniton Shares, net of issuance costs	(911)
Net transfers from non-controlling interest	(911)
Change from net income attributable to Gaia, Inc. shareholders and transfers from Noncontrolling Interest	$ (6,144)

17. Subsequent Events

Management evaluated events occurring subsequent to December 31, 2024 through March 10, 2025 and, other than as noted below, determined that no material recognizable subsequent events occurred.

Class A Common Stock Offering

In February 2025, we entered into an underwriting agreement with Roth Capital Partners, LLC and Lake Street Capital Markets, LLC (the "Underwriters") relating to the offer and sale of 1,600,000 shares of our Class A common stock ($0.0001 par value) (the "Shares"). We sold the Shares to the Underwriters at the public offering price of

$5.00 per share, less underwriting discounts and commissions, resulting in net proceeds of $7.4 million. The offering was made pursuant to a registration statement on Form S-3. We provided a 45-day option to the Underwriters to purchase up to an additional 240,000 Shares at $5.00 per share, less underwriting discounts and commissions (the "Over-Allotment Option"). On March 7, 2025, the Underwriters elected to waive the right to exercise the Over-Allotment Option.

On March 7, 2025, the Company's Board voted to discontinue its stand-alone business unit selling transactional courses, which represented $1.1 million and $0.7 million of revenue for the years ended December 31, 2024 and 2023, respectively. This matter will be reflected in the Q1 2025 financial statements.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report on Form 10-K. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as of the end of the period covered by this Annual Report on Form 10-K were effective at a reasonable assurance level. Management, including our Chief Executive Officer and Chief Financial Officer, believes the consolidated financial statements included in this Annual Report on Form 10-K, fairly present, in all material respects, our financial condition, results of operations and cash flows at and for the periods presented in accordance with U.S. GAAP.

Limitations on the Effectiveness of Controls

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within Gaia have been detected.

This Annual Report on Form 10-K does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting because that requirement under Section 404(b) of the Sarbanes-Oxley Act of 2002 does not apply to smaller reporting companies.

Remediation of Material Weaknesses in Internal Control Over Financial Reporting

As reported in the Company's Form 10-Q for the quarters ending September 30, 2024, June 30, 2024, March 31, 2024 and Annual Report on Form 10-K dated March 29, 2024 for the year ended December 31, 2023, we previously identified material weaknesses in our internal control over financial reporting due to design deficiencies involving (i) appropriate technical accounting and financial reporting capabilities to properly record in our consolidated financial statements certain complex or unusual transactions and (ii) inadequate financial close and reporting processes due to insufficient analysis of certain accounts and inadequate financial reporting systems. To remediate these material weaknesses, management hired a new VP of Finance and Technical Accounting; and a new Corporate Controller with heightened technical accounting capabilities; designed and implemented new internal controls designed to address the accounting for certain key accounts and financial close and reporting processes including enhanced review controls, financial close checklists and enhancing access to accounting training and literature; and engaged external resources for additional technical accounting assistance and utilized in house knowledge to challenge assumptions and conclusions reached by those specialists throughout the fiscal year ending December 31, 2024.

Management tested its new internal controls over financial reporting related to its remediation efforts described above that materially affected, or are reasonably likely to materially affect, internal control over financial reporting and found them to be designed, implemented and operating effectively for a reasonable period of time.

Management has completed the execution of its remediation plans and remediated the material weaknesses in internal control over financial reporting that were reported as of December 31, 2023. Management believes the Company concluded the year ended December 31, 2024 with the appropriate level of resources and technical accounting expertise in accounting, finance, financial reporting and tax departments. Based on the actions taken, as well as the evaluation of the design, implementation, and operating effectiveness of the new controls, our management determined the material weaknesses noted above have been remediated as of December 31, 2024.

Changes in Internal Control over Financial Reporting

Other than the remediation activities described above, there have been no changes in our internal control over financial reporting during the year ended December 31, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, the effectiveness of our controls in future periods is uncertain and subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2024 using the criteria set forth in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission in its "*Internal Control-Integrated Framework.*" Our management concluded that, as of December 31, 2024 our internal control over financial reporting was effective.

Item 9B. Other Information

During the three months ended December 31, 2024, no director or officer of Gaia adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as such terms are defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The remaining information required by this item will be included in our definitive proxy statement of our 2025 Annual Meeting of Shareholders (the "2025 Proxy Statement"), to be filed with the SEC no later than 120 days after December 31, 2024, and is incorporated herein by reference.

Code of Ethics

We have adopted a Code of Ethics applicable to our employees, including our principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. We have posted a copy of our Code of Ethics on the "Governance" section of our website at http://ir.gaia.com/governance-docs. Our full board of directors must approve in advance any waivers of the Code of Ethics with respect to any executive officer or director. We will post any amendments or waivers from our Code of Ethics that apply to our executive officers and directors on the "Governance" section of our internet website located at http://ir.gaia.com/governance-docs.

Insider Trading Policy

Gaia has an insider trading policy governing the purchase, sale and/or other dispositions of the company's securities (and related derivative securities) that applies to all Gaia personnel, including directors, officers, employees, and other covered persons, as well as Gaia itself. Gaia also follows procedures for the repurchase of its securities. Gaia believes that its insider trading policy and repurchase procedures are reasonably designed to promote compliance with insider trading laws, rules and regulations, and listing standards applicable to the Company. The foregoing summary of Gaia's insider trading policy and procedures does not purport to be complete and is qualified by reference to the Insider Trading Policy filed as Exhibit 19 to this Annual Report on Form 10-K.

Item 11. Executive Compensation

The information required by this item will be included in the 2025 Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be included in the 2025 Proxy Statement and is incorporated herein by reference.

Equity Compensation Plan Information

See Part II, Item 5 for information regarding securities authorized for issuance under our equity compensation plans.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be included in the 2025 Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this item will be included in the 2025 Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. Exhibit and Financial Statement Schedules

(a) Documents filed as part of this report are as follows:

    1.   Consolidated Financial Statements.

        See listing of Consolidated Financial Statements included as part of this Annual Report on Form 10-K in Item 8 of Part II.

    2.   Exhibits:

The following exhibits are incorporated by reference or are filed or furnished with this report as indicated below:

Exhibit No.	Description
3.1	Amended and Restated Articles of Incorporation of Gaiam, Inc. (now known as Gaia, Inc.) dated October 24, 1999 (incorporated by reference to Exhibit 3.1 of Gaia's Form 10-Q filed August 9, 2016).
3.2	Articles of Amendment to Amended and Restated Articles of Incorporation of Gaiam, Inc. (now known as Gaia, Inc.) dated October 4, 2006 (incorporated by reference to Exhibit 3.2 of Gaia's Form 10-Q filed August 9, 2016).
3.3	Articles of Amendment to the Amended and Restated Articles of Incorporation of Gaia, Inc., dated July 14, 2016 (incorporated by reference to Exhibit 3.3 of Gaia's Form 10-Q filed August 9, 2016).
3.4	Amended and Restated Bylaws of Gaia, Inc. (incorporated by reference to Exhibit 3.1 of Gaia's Form 8-K filed May 1, 2023).
3.5	Articles of Amendment to the Amended and Restated Articles of Incorporation of Gaia, Inc., effective May 20, 2024 (incorporated by reference to Exhibit 3.1 of Gaia's Form 8-K filed May 21, 2024).
4.1	Form of Gaia, Inc. Stock Certificate (incorporated by reference to Exhibit 4.1 of Gaia's Form S-8 filed April 29, 2019).
4.2	Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.2 of Gaia's Form 10-K filed February 24, 2020).
10.1*	Gaiam, Inc. (now known as Gaia, Inc.) 2009 Long-Term Incentive Plan, dated January 15, 2009 (incorporated by reference to Exhibit A of Gaiam's proxy statement filed March 13, 2009 (No. 000-27517)).
10.2*	Form of Employee Stock Option Agreement, under Gaiam's (now known as Gaia) 2009 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.15 of Gaiam's Form 10-K filed March 16, 2010 (No. 000-27517)).
10.3*	Form of Restricted Stock Unit Awards Agreement under Gaiam's (now known as Gaia) 2009 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 of Gaiam's Form 8-K filed July 8, 2016 (No. 000-27517)).
10.5	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.19 of Gaiam's (now known as Gaia) Form 10-K filed March 31, 2014 (No. 000-27517)).
10.6*	Gaia, Inc. 2019 Long-Term Incentive Plan, dated April 25, 2019 (incorporated by reference to Exhibit A of Gaia's proxy statement filed March 8, 2019 (No. 000-27517)).
10.7*	Gaia, Inc. 2019 Employee Stock Purchase Plan, dated April 25, 2019 (incorporated by reference to Exhibit B of Gaia's proxy statement filed March 8, 2019 (No. 000-27517)).
10.8*	Form of Employee Stock Option Agreement, under Gaia's 2019 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.8 of Gaia's Form 10-K filed February 24, 2020 (No. 000-27517)).
10.9*	Form of Restricted Stock Unit Awards Agreement under Gaia's 2019 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.9 of Gaia's Form 10-K filed February 24, 2020 (No. 000-27517)).

Exhibit No.	Description
10.10	Master Lease dated as of September 9, 2020, between Boulder Road LLC, as lessee, and Boulder Road LLC and Westside Boulder, LLC, tenants in common, as lessors (incorporated by reference to Exhibit 10.2 of Gaia's Form 8-K filed September 10, 2020 (No. 000-27517)).
10.11	Loan Agreement dated as of December 28, 2020, between Boulder Road LLC and Westside Boulder Road, LLC, as borrower, and Great Western Bank, as lender (incorporated by reference to Exhibit 10.1 of Gaia's Form 8-K filed January 4, 2021 (No. 000-27517)).
10.12	Unconditional Guaranty of Payment dated as of December 28, 2020, between Gaia, Inc., as guarantor and Great Western Bank, as lender (incorporated by reference to Exhibit 10.2 of Gaia's Form 8-K filed January 4, 2021 (No. 000-27517)).
10.13	Credit and Security Agreement by and among Gaia, Inc., as Borrower, The Subsidiary Guarantors from time to time party hereto, and KeyBank National Association, as Lender (incorporated by reference to Exhibit 10.1 of Gaia's Form 8-K filed August 26, 2022 (No. 000-27517)).
19	Insider Trading Policy of Gaia, Inc.
21.1	List of Gaia, Inc. Subsidiaries (filed herewith).
23.1	Consent of Frank, Rimerman + Co. LLP, independent registered public accounting firm.
31.1	Certification of the Principal Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934 (filed herewith).
31.2	Certification of the Principal Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934 (filed herewith).
32.1	Certification of the Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
32.2	Certification of the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (furnished herewith).
97	Gaia, Inc. Compensation Recovery Policy, adopted November 20, 2023.
101	The following financial statements and notes from the Gaia, Inc. Annual Report on Form 10-K for the year ended December 31, 2024 filed on March 10, 2025, formatted in Inline XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations; (iii) Consolidated Statements of Changes in Equity; (iv) Consolidated Statements of Cash Flows; (v); the Notes to Consolidated Financial Statements; (vi) the information in Part I, Item 1C Cybersecurity; and (vii) the information in Part II, Item 9B Other Information.
104	Cover Page Interactive Data File (the cover page from the Gaia, Inc. Annual Report on Form 10-K formatted as Inline XBRL and contained in Exhibit 101).

* Indicates management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary

None

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAIA, INC.

By: /s/ James Colquhoun
James Colquhoun
Chief Executive Officer
March 10, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ James Colquhoun James Colquhoun	Chief Executive Officer and Director (Principal Executive Officer)	March 10, 2025
/s/ Jirka Rysavy Jirka Rysavy	Chairman and Director	March 10, 2025
/s/ Kristin Frank Kristin Frank	Director	March 10, 2025
/s/ Keyur Patel Keyur Patel	Director	March 10, 2025
/s/ Paul Sutherland Paul Sutherland	Director	March 10, 2025
/s/ Anaa Udaybabu Anaa Udaybabu	Director	March 10, 2025
/s/ Ned Preston Ned Preston	Chief Financial Officer (Principal Financial and Accounting Officer)	March 10, 2025